

12028081



VIASAT 2012 ANNUAL REPORT



TABLE OF CONTENTS

TRANSFORMATION LAUNCHED

ViaSat-1 is in orbit and on the air. It's the most important achievement in our history. ViaSat-1 has as much bandwidth by itself as the combined capacity of the approximately 100 satellites operated by the world's two largest operators. We believe our system is the first step in changing how the world communicates by satellite. Take a look at some of the big ways we're using bandwidth to grow ViaSat and make our mark in the universe.


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$574.7
2008
$628.2
2009
$688.1
2010
$802.2
2011
$863.6
2012

REVENUES dollars in millions


big
changes

EXEDE℠ BROADBAND SERVICE

"Satellite-based Internet service just got a lot more attractive." CNET 01/19/2012

Exede is the new brand name for home Internet service over ViaSat-1. With a speedy 12 Mbps at under $50 per month, it completely changes perceptions about satellite. Initial customer satisfaction is approaching similar rankings for DSL and cable. ViaSat-1 and the Exede service have shown how speed and bandwidth can grow our market.


SURFBEAM 2
12 Mbps


exede
mobile

IN-FLIGHT WI-FI

Passengers want to remain connected in the air. Early attempts at in-flight WiFi have been expensive, and bandwidth congestion can make it a frustrating experience. ViaSat-1 creates the opportunity for the Exede In The Air service, a fast, responsive, and economical way for airlines and their passengers to stay connected. Look for its debut on JetBlue and United Airlines.



TAKE YOUR BUSINESS ABOVE THE GROUND
UNPRECEDENTED SATELLITE BROADBAND SPEEDS
INFLIGHT INTERNET FASTER THAN EVER
Internet NOW


HD
LIVE SHOTS IN TRUE HD – EXEDE PAVES THE WAY
MOST AFFORDABLE
▼ COST
EFFICIENT
▲ POWER
HIGH-SPEED
▲ VALUE
QUICK SET-UP
▲ UTILITY

EXEDE NEWSGATHERING

Ultimately, the bandwidth economics and technology strategy behind ViaSat-1 will impact, and grow, almost every market for satellite communications that we serve. ViaSat-1 enables TV news teams to transmit high definition video from almost anywhere, more conveniently and at lower cost than any prior satellite network. In fact, it is another example where high-capacity satellites can even attract users away from terrestrial alternatives.


exede
exede
newsgathering
MORE ACCESS. MORE STORIES. MORE IMPACT.
ViaSat
exede
newsgathering

SATELLITE BROADBAND NETWORKS

The success of Ka-band satellite Internet in the U.S. illustrates a substantial international global market. The number of Ka-band spot-beam satellites is growing, and ViaSat is the market leader for the associated ground network technology. We have been selected to light up more Ka-band satellite capacity than anyone else. We continue to push the state-of-the-art in network performance, applications, and economics.


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Atlantic
Ocean
TROPIC OF CANCER
LIBYA
MAURITANIA
CHAD
EQUATOR




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BLUE FORCE TRACKING

Blue Force Tracking is a satellite network that constantly updates position and status information for battlefield assets. Now the next generation ViaSat BFT-2 network is on the air in the Middle East with production ramping up for more global deployments. BFT-2 provides the U.S. Army a more up-to-date and richer view of the battlespaces than ever before. It's a new and vital capability that we can continue to grow.


J1-PWR/DATA
ViaSat
RT-1981/V
NSN: 7035-01-591-0115
PN: 1096450
CAGE CODE: 47358
SN: MT21001088

GOVERNMENT MOBILE BROADBAND

In-flight connectivity and small, high-speed portable terminals are increasingly critical for national defense. ViaSat has become the leader in multi-Mbps connections to aircraft. We are serving more organizations, more aircraft types, more geographic areas and more missions each year. Now, with ViaSat-1, we're showing that we can take quantum steps to higher speeds, smaller antennas, and more simultaneous users than has ever been possible with any other satellite network.







MIDS JTRS

After years of development and flight testing, the Joint Tactical Radio System (JTRS) version of MIDS is in production. The new radio is much more versatile and programs are under way to add new capabilities. A new, smaller, lighter, less expensive variant called the Small Tactical Terminal (STT) is undergoing flight tests for smaller aircraft. Together, these products create growth opportunities in our airborne tactical data links business.


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FPND
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RDR
TPOD

LIFE AT VIASAT

Our competitive advantage is our state-of-the-art technology, and that comes from attracting and retaining some of the world's best engineers. We offer the opportunity to work on the toughest technical problems alongside leaders of the industry in an informal, campus-like atmosphere. And we immerse interns and new graduates immediately into programs like we've illustrated in this report. The work is demanding, but the results are both meaningful and rewarding.





FINANCIAL HIGHLIGHTS

Fiscal Years Ended (In thousands, except per share data)	March 30 2012	April 1 2011	April 2 2010	April 3 2009
CONSOLIDATED STATEMENT OF OPERATIONS DATA				
Revenues				
Product revenues	$ 542,064	$ 523,938	$ 584,074	$ 595,342
Service revenues	321,563	278,268	104,006	32,837
Total revenues	863,627	802,206	688,080	628,179
Operating expenses:				
Cost of product revenues	402,794	389,945	408,526	424,620
Cost of service revenues	233,187	160,623	66,830	22,204
Selling, general and administrative	181,728	164,265	132,895	98,624
Independent research and development	24,992	28,711	27,325	29,622
Amortization of acquired intangible assets	18,732	19,409	9,494	8,822
Income from operations	2,194	39,253	43,010	44,287
Interest (expense) income, net	(8,247)	(2,831)	(6,733)	954
(Loss) income before income taxes	(6,053)	36,422	36,277	45,241
(Benefit from) provision for income taxes	(13,651)	(2)	5,438	6,794
Net income	7,598	36,424	30,839	38,447
Less: Net income (loss) attributable to noncontrolling interest, net of tax	102	309	(297)	116
Net income attributable to ViaSat, Inc.	$ 7,496	$ 36,115	$ 31,136	$ 38,331
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.18	$ 0.88	$ 0.94	$ 1.25
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.17	$ 0.84	$ 0.89	$ 1.20
Shares used in computing basic net income per share	42,325	40,858	33,020	30,772
Shares used in computing diluted net income per share	44,226	43,059	34,839	31,884
AN ITEMIZED RECONCILIATION BETWEEN NET INCOME ATTRIBUTABLE TO VIASAT, INC. AND ADJUSTED EBITDA IS AS FOLLOWS				
GAAP net income attributable to ViaSat, Inc.	$ 7,496	$ 36,115	$ 31,136	$ 38,331
(Benefit from) provision for income taxes	(13,651)	(2)	5,438	6,794
Interest expense (income), net	8,247	2,831	6,733	(954)
Depreciation and amortization	125,511	103,053	46,955	28,610
Stock-based compensation expense	21,382	17,440	12,212	9,837
Acquisition related expenses	—	1,379	11,374	—
Adjusted EBITDA	$ 148,985	$ 160,816	$ 113,848	$ 82,618
CONSOLIDATED BALANCE SHEET DATA				
Cash and cash equivalents	$ 172,583	$ 40,490	$ 89,631	$ 63,491
Working capital	327,110	167,457	214,541	203,390
Total assets	1,727,153	1,405,748	1,293,552	622,942
Senior Notes, net	547,791	272,296	271,801	—
Other long-term debt	774	61,946	60,000	—
Other liabilities	50,353	23,842	24,395	24,718
Total ViaSat, Inc. stockholders' equity	887,975	840,125	753,005	458,748



$736.0
2009
$773.0
2010
$853.0
2011
$1,008.6
2012
NEW CONTRACT AWARDS
dollars in millions



$82.6
2009
$113.8
2010
$160.8
2011
$149.0
2012
ADJUSTED EBITDA
dollars in millions



$628.2
2009
$688.1
2010
$802.2
2011
$863.6
2012
REVENUES
dollars in millions





FISCAL YEAR 2012 IN REVIEW

MAY 2011

» Received a $40+ million contract to provide Ka-band transmit-receive modules to Thales Alenia Space for the Iridium NEXT satellite constellation

» Eutelsat Communications announced the start of commercial service on KA-SAT, the first satellite to use the transformational ViaSat high-capacity satellite system architecture

JUNE 2011

» Began offering WildBlue® broadband directly to unserved rural households in the West and Midwest through funding under the American Recovery and Reinvestment Act (Recovery Act)

» Won TechAmerica Foundation's 2011 American Technology Award in the telecommunications category for ViaSat-1

JULY 2011

» Introduced SurfBeam® 2 satellite networking system, designed to simultaneously deliver a faster, more responsive user experience for residential, enterprise, and mobile broadband

» Construction of ViaSat-1 completed and preparations begun to ship the spacecraft to the Baikonur Cosmodrome in Kazakhstan

AUGUST 2011

» Completed the addition of Yonder® high-speed mobile Internet coverage over Chile, Argentina, Bolivia, Peru, Colombia, Ecuador, and surrounding areas

» Listed #25 on Space News 2011 list of Top 50 Space Industry Manufacturing and Service Companies

SEPTEMBER 2011

» Recieved Lot 12 Delivery order of $30.0 million for Multifunctional Information Distribution System—Low Volume Terminals (MIDS-LVT)

» Hit the 500,000 operational flight hour milestone for airborne Intelligence, Reconnaissance, and Surveillance (ISR) systems flying on more than 200 military aircraft

OCTOBER 2011

» Successful launch of ViaSat-1, the world's highest capacity commercial satellite at 140 Gbps total throughput

NOVEMBER 2011

» Demonstrated airborne mobile broadband transmitting full-motion, encrypted HD video at industry-leading speeds up to 8 Mbps using a 12-inch Ka-band antenna

DECEMBER 2011

» ViaSat-1, with 140 Gbps total throughput, goes live nearly four years after the announcement that ViaSat would build and launch the first 100+ Gbps satellite

JANUARY 2012

» Began offering transformational satellite Internet services, providing unprecedented satellite broadband download speeds up to 12 Mbps with prices beginning at under $50 per month

» Won a $70 million contract to supply high-capacity Ka-band satellite networking system to the Kingdom of Saudi Arabia for the National Satellite Data Network for King Abdul-aziz City for Science and Technology (KACST)

FEBRUARY 2012

» Received the Society of Satellite Professionals International (SSPI) 2012 Industry Innovator Award, together with Eutelsat Communications, in recognition of the development and launch of ViaSat-1 and KA-SAT

» Created significant cash and liquidity flexibility with the issuance of $275 million in Senior Notes due 2020

MARCH 2012

» Completed nationwide rollout of Exede℠ Internet residential services in U.S.

» Defense Acquisition Board approved MIDS JTRS for full rate production

» BFT-2 ground transceiver passed FAQT and began initial production

» Achieved record revenues of $863.6 million and over $1 billion in new orders for fiscal year 2012



JUNE 2012
DECEMBER 2011
FEBRUARY
JANUARY
APRIL 2011
OCTOBER
NOVEMBER 2011



DEAR FELLOW SHAREHOLDERS,

This year we thought we'd devote our annual report to a celebration of some of our bigger achievements, works in progress, and a sampling of some of the almost twenty four hundred people at ViaSat who make it all possible.

We've been in business for 26 years and earned a reputation for bringing creativity, imagination, and useful, powerful innovations to every market we've entered. We've done that through a constant stream of R&D and new product and service introductions. Some of that is funded by our customers — think MIDS JTRS — and some is self-funded — such as the latest generation of Ka-band consumer broadband network infrastructure.

We have 1,400 engineering professionals and hundreds more technicians and support people constantly engaged in developing new technologies, products, systems and services. And, we don't just develop new technologies in the same markets over and over. We are constantly expanding the breadth of our skills.

We believe that's an integral part of our success. Vertical integration is valuable when it allows you to literally change the boundaries between network sub-systems and elements that other companies relying on industry standard components simply cannot. So we have cultivated state-of-the-art expertise in technologies from Wide Area Network acceleration to solid state space-qualified microwave MMICs and modules. And, we're making exciting progress on assimilating these cutting edge technologies into integrated space-ground systems that impact the lives of many millions of people ranging from consumers at home to the soldiers that defend our freedoms in the most hostile environments imaginable.

Great innovations entail significant risks. Often as technology companies grow into the billions in revenue and decades in maturity they become increasingly risk averse. In some sense, we seek the opposite. It's not that we want to take on more and more risk. What we want is to take on bigger, more meaningful, more impactful, and more economically rewarding challenges. Those challenges can only be solved by bringing to bear the entire spectrum of skills we've cultivated.

The ViaSat-1 systems — the satellite together with the fixed consumer, mobile and defense ground networking and service infrastructure that goes with it — are an excellent example. ViaSat-1 is now in service and we're excited and energized by the impact it's had on our markets. We believe we're on a path to create more shareholder value than we ever have before by leveraging the order of magnitude benefits it brings to satellite markets.

So we are hard at work on the encores — even more powerful integrated space and ground systems that bring tangible benefits to an increasing range of bandwidth hungry markets. Plus, we have other technologies and markets that are not quite so obviously on as large a scale, but still contribute in important ways to our financial and technical portfolio.

People are the key to competing successfully as a technology and service company. We need the best we can find. We need them to continually learn new skills, new tools, new processes, new ways of systems thinking, and new ways of collaborating among geographically dispersed centers of excellence. Then, we need to keep them!

The work is demanding, unpredictable, and really, really hard. Our engineers and support personnel depend on each other. It's a demanding environment, because if people don't live up to their commitments and responsibilities it undermines the accomplishments of hundreds of their friends and colleagues. The only way all this works is if we can find and retain people who love and value what we do. People who thrive on it.

Ever since we founded the company, that is the environment we have been striving to create. Constant challenge. Continuous personal growth. Seizing opportunities to create more impact.

Personally, I think we've done well at creating that environment. ViaSat is a fun place to work. There's something palpable about it. Visitors to our offices notice it right away. It's a tricky thing to convey in an annual report. But, ultimately we think that anyone investing in technology for the long haul ought to understand this about ViaSat.

So, this year that's our objective. We wanted to somehow give you a sense of the people that do the work, the work that we do, and the sense of fun and accomplishment that goes with it. There's a lot of cool technology, exciting business opportunities, and fabulous people on these pages. I hope it helps express some of what we think makes us a special player in our markets.

And, to all our stakeholders — investors, suppliers, and customers — thanks so much for your confidence and for the opportunities that you make possible. We really appreciate it.

Sincerely,



Mark Dankberg
Chairman of the Board and Chief Executive Officer


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OCT 2 2009
JAN 1 2010
APR 2 2010
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NASDAQ TELECOM
VIASAT, INC.

STRATEGY

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FINANCIAL PERFORMANCE

SELECTED FINANCIAL DATA

The following table provides our selected financial information for each of the fiscal years in the five-year period ended March 30, 2012. The data as of and for each of the fiscal years in the five-year period ended March 30, 2012 have been derived from our audited consolidated financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes which are included elsewhere in this Annual Report.

Fiscal Years Ended (In thousands, except per share data)	March 30 2012	April 1 2011	April 2 2010	April 3 2009	March 28 2008
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenues:					
Product revenues	$ 542,064	$ 523,938	$ 584,074	$ 595,342	$ 543,468
Service revenues	321,563	278,268	104,006	32,837	31,182
Total revenues	863,627	802,206	688,080	628,179	574,650
Operating expenses:					
Cost of product revenues	402,794	389,945	408,526	424,620	394,666
Cost of service revenues	233,187	160,623	66,830	22,204	18,854
Selling, general and administrative	181,728	164,265	132,895	98,624	76,365
Independent research and development	24,992	28,711	27,325	29,622	32,273
Amortization of acquired intangible assets	18,732	19,409	9,494	8,822	9,562
Income from operations	2,194	39,253	43,010	44,287	42,930
Interest (expense) income, net	(8,247)	(2,831)	(6,733)	954	5,155
(Loss) income before income taxes	(6,053)	36,422	36,277	45,241	48,085
(Benefit from) provision for income taxes	(13,651)	(2)	5,438	6,794	13,521
Net income	7,598	36,424	30,839	38,447	34,564
Less: Net income (loss) attributable to noncontrolling interest, net of tax	102	309	(297)	116	1,051
Net income attributable to ViaSat, Inc.	$ 7,496	$ 36,115	$ 31,136	$ 38,331	$ 33,513
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.18	$ 0.88	$ 0.94	$ 1.25	$ 1.11
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.17	$ 0.84	$ 0.89	$ 1.20	$ 1.04
Shares used in computing basic net income per share	42,325	40,858	33,020	30,772	30,232
Shares used in computing diluted net income per share	44,226	43,059	34,839	31,884	32,224
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	$ 172,583	$ 40,490	$ 89,631	$ 63,491	$ 125,219
Working capital	327,110	167,457	214,541	203,390	248,251
Total assets	1,727,153	1,405,748	1,293,552	622,942	551,094
Senior Notes, net	547,791	272,296	271,801	—	—
Other long-term debt	774	61,946	60,000	—	—
Other liabilities	50,353	23,842	24,395	24,718	17,290
Total ViaSat, Inc. stockholders' equity	887,975	840,125	753,005	458,748	404,140

The consolidated financial statements include the operating results of WildBlue Holding, Inc. (WildBlue) from the date of acquisition during December 2009. In fiscal years 2012, 2011 and 2010, we recorded approximately $209.5 million, $220.8 million and $63.4 million, respectively, in revenue and $14.1 million of net loss in fiscal year 2012 and $17.4 million and $0.4 million of net income in fiscal years 2011 and 2010, respectively, with respect to the WildBlue business in the consolidated statements of operations. Net income for fiscal years 2011 and 2010 included $0.9 million and $8.7 million, respectively, in transaction-related expenses related to the acquisition of Stonewood Group Limited (Stonewood) in fiscal year 2011 and WildBlue in fiscal year 2010. In addition, net income for fiscal years 2011 and 2010 included $0.5 million and $2.7 million, respectively, in certain post-acquisition charges recorded for restructuring costs for terminated employees related to the acquisition of WildBlue. There were no transaction-related expenses or post-acquisition charges in fiscal year 2012. These transaction-related expenses and certain post-acquisition charges were recorded in accordance with the authoritative guidance for business combinations (Accounting Standards Codification (ASC) 805) adopted on April 4, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

We are a leading provider of high-speed fixed and mobile broadband services, advanced satellite and wireless networks and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop next-generation satellite broadband technologies and services for both fixed and mobile users. Our product, systems and broadband service offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products and services, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. ViaSat operates in three segments: satellite services, commercial networks and government systems.

On December 15, 2009, we acquired WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to WildBlue equity and debt holders (see Note 9 to our consolidated financial statements).

On July 8, 2010, we completed the acquisition of all outstanding shares of the parent company of Stonewood, a privately held company registered in England and Wales (see Note 9 to our consolidated financial statements).

Sources of Revenues

Our satellite services segment revenues are primarily derived from our domestic satellite broadband services business and from our worldwide managed network services. Our domestic satellite broadband services business comprised approximately 15% and 16% of total revenues during fiscal years 2012 and 2011, respectively, and an insignificant amount during fiscal year 2010.

With respect to our commercial networks and government systems segments, to date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products in these segments are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Fixed-price contracts, which require us to provide products and services under a contract at a specified price, comprised approximately 93% of our total revenues for fiscal year 2012, 95% of our total revenues for fiscal year 2011 and 91% of our total revenues for fiscal year 2010. The remainder of our revenue in these segments for such periods was derived from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues has been derived from customer contracts that include the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development from our customer contracts were approximately $228.2 million or 26% of our total revenues during fiscal year 2012, $210.6 million or 26% of our total revenues during fiscal year 2011, and $92.9 million or 14% of our total revenues during fiscal year 2010.

We also incur independent research and development (IR&D) expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development projects. IR&D expenses were approximately 3% of total revenues in fiscal year 2012 and 4% of total revenues in each of fiscal year 2011 and fiscal year 2010. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

REVENUE RECOGNITION

A substantial portion of our revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to these contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract, or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. For contract claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. During fiscal years 2012, 2011 and 2010, we recorded losses of approximately $1.4 million, $12.1 million and $9.3 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. We believe we have established appropriate systems and processes to enable us to reasonably estimate future cost on our programs through regular evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we disclose the related impact in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, these estimates require significant management judgment and a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. A one percent variance in our future cost estimates on open fixed-price contracts as of March 30, 2012 would change our income before income taxes by approximately $0.5 million.

We also derive a substantial portion of our revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (ASC 605). Under this standard, we recognize revenue when an arrangement exists, prices are fixed and determinable, collectability is reasonably assured and the goods or services have been delivered.

We also enter into certain leasing arrangements with customers and evaluate the contracts in accordance with the authoritative guidance for leases (ASC 840). Our accounting for equipment leases involves specific determinations under the authoritative guidance, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, we classify the transactions as sales type or operating leases based on (1) review for transfers of ownership of the property to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment, and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, we consider the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with the authoritative guidance for accounting for multiple element revenue arrangements (ASC 605-25), and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish evidence for those elements could affect the timing of revenue recognition.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Deferred revenues extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

WARRANTY RESERVES

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

PROPERTY, EQUIPMENT AND SATELLITES

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. We also construct gateway facilities, network operations systems and other assets to support our satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are placed in service, we estimate the useful life of our satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturers orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends.

In October 2011, our new high-capacity Ka-band spot-beam satellite, ViaSat-1, was successfully launched into orbit. The satellite manufacturer handed over operation of the satellite to us in December 2011, following the successful completion of the manufacturer's in-orbit testing. In January 2012, we commenced commercial operation of our Exede broadband services.

As a result of the acquisition of WildBlue in December 2009, we acquired the WildBlue-1 satellite (which had been placed into service in March 2007) and an exclusive prepaid lifetime capital lease of Ka-band capacity on Telesat Canada's Anik F2 satellite (which had been placed into service in April 2005) and related gateway and networking equipment on both satellites. The acquired assets also included the customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program.

Occasionally, we may enter into capital lease arrangements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of March 30, 2012 and April 1, 2011, assets under capital lease totaled approximately $3.1 million. We record amortization of assets leased under capital lease arrangements within depreciation expense.

IMPAIRMENT OF LONG-LIVED AND OTHER LONG-TERM ASSETS (PROPERTY, EQUIPMENT AND SATELLITES, AND OTHER ASSETS, INCLUDING GOODWILL)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We periodically review the remaining estimated useful life of the satellite to determine if revisions to the estimated life are necessary. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by us for fiscal years 2012, 2011 and 2010.

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). We early adopted the provisions of ASU 2011-08, Testing Goodwill for Impairment, during the fourth quarter of fiscal year 2012, which permits us to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two step goodwill impairment test. If, after completing our qualitative assessment we determine that it is more likely than not that the carrying value exceeds estimated fair value, we compare the fair value to our carrying value (including goodwill). If the estimated fair value is greater than the carrying value, we conclude that no impairment exists. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of goodwill is compared to its carrying value. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value, resulting in goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The qualitative analysis included assessing the impact of changes in certain factors including (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in our weighted average cost of capital, (3) changes in the industry or our competitive environment since the acquisition date, (4) changes in the overall economy, our market share and market interest rates since the acquisition date, (5) trends in the stock price and related market capitalization and enterprise values, (6) trends in peer companies total enterprise value metrics, and (7) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on the Company's qualitative assessment performed during the fourth quarter of fiscal year 2012, the Company concluded that it was more likely than not that the estimated fair value of the Company's reporting units exceeded its carrying value as of March 30, 2012 and, therefore, determined it was not necessary to perform the two step goodwill impairment test.

INCOME TAXES AND VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our valuation allowance against deferred tax assets increased from $12.7 million at April 1, 2011 to $14.7 million at March 30, 2012. The valuation allowance primarily relates to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Fiscal Years Ended	March 30 2012	April 1 2011	April 2 2010
Revenues:	100.0%	100.0%	100.0%
Product revenues	62.8	65.3	84.9
Service revenues	37.2	34.7	15.1
Operating expenses:			
Cost of product revenues	46.6	48.6	59.3
Cost of service revenues	27.0	20.0	9.7
Selling, general and administrative	21.0	20.5	19.3
Independent research and development	2.9	3.6	4.0
Amortization of acquired intangible assets	2.2	2.4	1.4
Income from operations	0.3	4.9	6.3
(Loss) income before income taxes	(0.7)	4.5	5.3
(Benefit from) provision for income taxes	(1.6)	0.0	0.8
Net income	0.9	4.5	4.5
Net income attributable to ViaSat, Inc.	0.9	4.5	4.5

Fiscal Year 2012 Compared to Fiscal Year 2011

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 542.1	$ 523.9	$ 18.1	3.5%
Service revenues	321.6	278.3	43.3	15.6%
Total revenues	$ 863.6	$ 802.2	$ 61.4	7.7%

Our total revenues increased approximately $61.4 million during fiscal year 2012 when compared to fiscal year 2011 due to an increase in service revenues of approximately $43.3 million, coupled with an increase in product revenues of $18.1 million. The increase in service revenues was driven by service revenue increases in our government systems segment of approximately

$47.0 million and in our commercial networks segment of approximately $6.0 million, offset by a decrease in our satellite services segment of approximately $9.7 million. The increase in product revenues was derived from our commercial networks segment of approximately $62.5 million, offset by decreases in our government systems segment of approximately $41.8 million and approximately $2.6 million in our satellite services segment.

In the fourth quarter of fiscal year 2011, based on communications with the DCMA, changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for possible cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

COST OF REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 402.8	$ 389.9	$ 12.8	3.3%
Cost of service revenues	233.2	160.6	72.6	45.2%
Total cost of revenues	$ 636.0	$ 550.6	$ 85.4	15.5%

Total cost of revenues increased $85.4 million during fiscal year 2012 when compared to fiscal year 2011 principally related to cost of service revenues increase of approximately $72.6 million. Cost of service revenues increased from $160.6 million to $233.2 million during fiscal year 2012 when compared to fiscal year 2011 primarily from a $26.3 million cost of service revenue increase associated with our new ViaSat-1 satellite, data center, billing system and costs in connection with our Exede broadband services, which commenced commercial operation in January 2012. In addition, cost of service revenue increased on a constant margin basis approximately $25.0 million due to increased service revenues. Cost of product revenues increased from $389.9 million to $402.8 million during fiscal year 2012 when compared to fiscal year 2011 primarily due to increased product revenues, which caused an increase of approximately $13.5 million in cost of product revenues on a constant margin basis.

Cost of product and service revenues may fluctuate in future periods depending on the mix of products sold and services provided, competition, new product and service introduction costs and other factors.

In the first quarter of fiscal year 2011, we recorded an additional forward loss of $8.5 million on a government satellite communication program due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 181.7	$ 164.3	$ 17.5	10.6%

The increase in selling, general and administrative (SG&A) expenses of $17.5 million during fiscal year 2012 compared to fiscal year 2011 was primarily attributable to higher support costs of $9.2 million, as well as higher selling costs of $7.4 million. Of the higher support costs, $4.6 million related to our commercial networks segment, $3.0 million related to our government systems segment and $1.6 million related to our satellite services segment. Higher selling costs were incurred across all segments, $2.9 million within our government systems segment, $2.6 million in our commercial networks segment and $1.9 million in our satellite services segment. SG&A expenses consisted primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government, commercial and satellite service sales opportunities.

INDEPENDENT RESEARCH AND DEVELOPMENT

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 25.0	$ 28.7	$ (3.7)	(13.0)%

The decrease in IR&D expenses of approximately $3.7 million represents a year-over-year decrease in our government systems segment of approximately $2.2 million primarily due to information assurance and tactical data link development projects, and a decrease in IR&D expenses of approximately $2.1 million in our commercial networks segment principally related to next-generation satellite communications systems.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from eight months to ten years. The decrease in amortization of acquired intangible assets of approximately $0.7 million in fiscal year 2012 compared to last fiscal year was a result of an approximately $1.2 million decrease in amortization as certain acquired technology intangibles in our government systems and commercial networks segment became fully amortized over the preceding twelve months, offset by an increase in amortization of approximately $0.6 million due to our acquisition of Stonewood in July 2010. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2013	$ 15,592
Expected for fiscal year 2014	13,848
Expected for fiscal year 2015	13,772
Expected for fiscal year 2016	10,193
Expected for fiscal year 2017	4,626
Thereafter	5,010
	$ 63,041

INTEREST INCOME

The decrease in interest income of $0.3 million year-over-year was primarily due to lower interest rates on our cash and cash equivalents during fiscal year 2012 when compared to fiscal year 2011.

INTEREST EXPENSE

The increase in interest expense year-over-year of approximately $5.2 million was primarily due to lower capitalized interest associated with our ViaSat-1 satellite, related gateway and networking equipment, and other related assets which were placed into service during the fourth quarter of fiscal year 2012. Additionally, the 6.875% Senior Notes due 2020 (the 2020 Notes) issued in the fourth quarter of fiscal year 2012 caused an increase in interest expense year-over-year. For fiscal years 2012 and 2011, we capitalized interest expense of approximately $25.9 million and $28.3 million, respectively. Interest expense incurred during fiscal year 2012 was attributable to the 2020 Notes, the 8.875% Senior Notes due 2016 (the 2016 Notes) and our revolving credit facility (the Credit Facility). Interest expense incurred during fiscal year 2011 was attributable to the 2016 Notes and the Credit Facility.

BENEFIT FROM INCOME TAXES

The effective income tax benefit in fiscal year 2012 reflects the expected tax benefit from the loss before income taxes and the benefit from the federal and state research tax credits. The zero rate in fiscal year 2011 was primarily due to increased federal tax credits in fiscal year 2011, as the federal research credit in fiscal year 2011 included fifteen months of the credit as a result of the December 2010 reinstatement of the credit retroactively from January 1, 2010.

Segment Results for Fiscal Year 2012 Compared to Fiscal Year 2011

SATELLITE SERVICES SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 3.0	$ 5.6	$ (2.6)	(46.0)%
Service revenues	219.7	229.4	(9.7)	(4.2)%
Total revenues	$ 222.7	$ 235.0	$ (12.3)	(5.2)%

The decrease of approximately $12.3 million in our satellite services segment revenue in fiscal year 2012 compared to fiscal year 2011 was predominately from decreased service revenues of approximately $9.7 million. This decrease was comprised of an $8.8 million decrease in WildBlue broadband internet services and a $4.7 million decrease in managed broadband services, offset by an increase in mobile broadband services of $3.8 million. The decrease in WildBlue service revenues was mainly due to the lower number of wholesale subscribers as our sales channels provisioned fewer customers with existing service plans in anticipation of the commencement of commercial operations of our Exede broadband services, in January 2012.

SEGMENT OPERATING (LOSS) PROFIT

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating (loss) profit	$ (16.8)	$ 38.2	$ (55.0)	(143.9)%
Percentage of segment revenues	(7.5)%	16.3%		

Our satellite services segment generated an operating loss in fiscal year 2012 compared to an operating profit in fiscal year 2011. This change was primarily due to the impact of lower revenues coupled with higher operating expenses, including the additional $26.3 million of costs incurred throughout fiscal year 2012 associated with our new ViaSat-1 satellite, data center, billing system and costs in connection with our Exede broadband services, which commenced commercial operation in January 2012. Additionally, this segment was affected by an increase in selling, support and new business proposal costs of approximately $3.6 million.

COMMERCIAL NETWORKS SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 229.9	$ 167.4	$ 62.5	37.3%
Service revenues	21.7	15.7	6.0	38.5%
Total revenues	$ 251.7	$ 183.1	$ 68.5	37.4%

Commercial networks segment revenue increased approximately $68.5 million in fiscal year 2012 compared to fiscal year 2011, primarily due to an increase in product revenues of approximately $62.5 million.

The increase in our commercial networks segment product revenues was derived from a $27.0 million increase in fixed satellite networks (mainly driven by consumer broadband products), $16.0 million in mobile broadband satellite communication systems, $12.8 million in antenna systems products and $11.8 million in satellite payload technology development programs, offset by a decrease of $5.0 million in satellite networking development programs.

Our commercial networks segment experienced higher service revenues primarily due to increases of $4.4 million in satellite networking development program services and $1.7 million in antenna systems services.

SEGMENT OPERATING LOSS

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (13.0)	$ (9.5)	$ (3.5)	(36.8)%
Percentage of segment revenues	(5.2)%	(5.2)%		

The increase in our commercial networks segment operating loss in fiscal year 2012 compared to fiscal year 2011 was primarily due to an increase in selling, support and new business proposal costs of $9.7 million, offset by higher earnings contributions of approximately $4.2 million from increased revenues and lower IR&D costs of approximately $2.0 million.

GOVERNMENT SYSTEMS SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 309.1	$ 350.9	$ (41.8)	(11.9)%
Service revenues	80.2	33.2	47.0	141.6 %
Total revenues	$ 389.3	$ 384.1	$ 5.2	1.3 %

Total revenues in our government systems segment increased by approximately $5.2 million in fiscal year 2012 compared to fiscal year 2011, primarily due to an increase in service revenues of approximately $47.0 million, offset by a decrease in product revenues of approximately $41.8 million. Service revenue increased by $35.5 million in government satellite communication systems services (mainly attributable to broadband networking services revenues for military customers), $6.5 million in information assurance services and $3.2 million in tactical data link services. The decrease in product revenues was primarily due to decreases of $28.0 million in information assurance products and $25.3 million in tactical data link products, offset by an increase of $10.9 million in government satellite communication systems.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

In the fourth quarter of fiscal year 2011, based on communications with the DCMA, changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

SEGMENT OPERATING PROFIT

Fiscal Years Ended (In millions, except percentages)	March 30 2012	April 1 2011	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 50.7	$ 29.9	$ 20.8	69.7%
Percentage of segment revenues	13.0%	7.8%		

The increase in our government systems segment operating profit of $20.8 million during fiscal year 2012 compared to fiscal year 2011 was due to higher earnings contributions of approximately $22.8 million resulting from lower cost of revenues. Lower year-over-year cost of revenues was mainly related to the $8.5 million forward loss recorded on a government satellite communication program in the first quarter of fiscal year 2011 due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications. In addition, improved margins in certain government satellite communication systems products contributed to lower costs of revenue, and IR&D costs decreased approximately $2.2 million. These segment operating profit improvements were offset by higher selling, support and new business proposal costs of approximately $4.2 million in fiscal year 2012 compared to fiscal year 2011.

Fiscal Year 2011 Compared to Fiscal Year 2010

TOTAL REVENUES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 523.9	$ 584.1	$ (60.1)	(10.3)%
Service revenues	278.3	104.0	174.3	167.6 %
Total revenues	$ 802.2	$ 688.1	$ 114.1	16.6 %

Product revenues decreased from $584.1 million to $523.9 million during fiscal year 2011 when compared to fiscal year 2010. The product revenue decline was primarily due to lower product sales in our commercial networks segment related to enterprise Very Small Aperture Terminal (VSAT) networks and products of $29.0 million and consumer broadband products of $29.0 million. Our government systems segment also experienced product revenue reductions as tactical data link products revenues decreased by $23.2 million and information assurance products revenues decreased by $7.0 million. These decreases were offset by higher product sales of $15.5 million in antenna systems products, $10.7 million in government satellite communication systems and $6.1 million in next-generation broadband equipment development programs.

In the fourth quarter of fiscal year 2011, based on communications with the DCMA, changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

Service revenues increased from $104.0 million to $278.3 million during fiscal year 2011 when compared to fiscal year 2010 primarily due to our acquisition of WildBlue in December 2009, which contributed an increase in service revenues of $152.8 million in fiscal year 2011 when compared to fiscal year 2010. The remaining service revenue increases were primarily driven by growth in government satellite communication systems and mobile broadband services of $16.0 million.

COST OF REVENUES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 389.9	$ 408.5	$ (18.6)	(4.5)%
Cost of service revenues	160.6	66.8	93.8	140.3 %
Total cost of revenues	$ 550.6	$ 475.4	$ 75.2	15.8 %

Cost of product revenues decreased from $408.5 million to $389.9 million during fiscal year 2011 when compared to fiscal year 2010. On a constant margin basis, the decreased revenues caused a $38.6 million reduction in cost of product revenues. This decrease was offset by an increase in cost of product revenues of $8.5 million due to an additional program forward loss in our government systems segment for a government satellite communication program recorded in the first quarter of fiscal year 2011, as discussed below, and an additional increase in cost of product revenues of $11.5 million mainly as a result of product cost increases from lower margin development programs in our consumer broadband, information assurance and next-generation tactical datalink product areas.

In June 2010, we performed extensive integration testing of numerous system components that had been separately developed as part of a government satellite communication program. As a result of this testing and subsequent internal reviews and analyses, we determined that significant additional rework was required in order to complete the program requirements and specifications and to prepare for a scheduled customer test in our fiscal second quarter. This additional rework and engineering effort resulted in a substantial increase in estimated labor and material costs to complete the program. Accordingly, during the first quarter of fiscal year 2011, we recorded an additional forward loss of $8.5 million related to this estimate of program costs.

Cost of service revenues increased from $66.8 million to $160.6 million during fiscal year 2011 when compared to fiscal year 2010 primarily due to our acquisition of WildBlue in December 2009, which contributed to an increase of approximately $83.9 million. The remainder of the cost of service revenues growth was due to an $11.5 million increase from our government satellite communication systems and mobile broadband services driven by service revenues increases. During the fourth quarter of fiscal year 2011, we also recorded a benefit to cost of service revenues of $5.2 million related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 164.3	$ 132.9	$ 31.4	23.6%

The increase in SG&A expenses of $31.4 million during fiscal year 2011 compared to fiscal prior year 2010 was primarily due to our acquisition of WildBlue, which contributed an additional $30.0 million in SG&A expenses, including $8.7 million in transaction-related expenses incurred in connection with the acquisition. Our other SG&A expenses increased $10.7 million primarily due to additional support costs resulting from growth in our business. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

INDEPENDENT RESEARCH AND DEVELOPMENT

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 28.7	$ 27.3	$ 1.4	5.1%

The increase in IR&D expenses of approximately $1.4 million reflects a year-over-year increase in our commercial networks segment of $2.7 million principally related to next-generation satellite communication systems, offset by a decrease in our government systems segment of approximately $1.6 million primarily due to next-generation military satellite communication systems development programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from eight months to ten years. The increase in amortization of approximately $9.9 million in fiscal year 2011 when compared to last fiscal year was the result of our acquisition of WildBlue in December 2009, which contributed an increase of $9.2 million, and our acquisition of Stonewood in July 2010, which contributed an increase of $1.6 million. These increases were slightly offset by a decrease in amortization as certain acquired technology and other intangibles in our commercial networks and government systems segments became fully amortized during fiscal year 2011.

INTEREST INCOME

The decrease in interest income of $0.3 million year-over-year was primarily due to lower interest rates on our investments and lower average invested cash balances during fiscal year 2011 when compared to fiscal year 2010.

INTEREST EXPENSE

The decrease in interest expense of $4.2 million year-over-year was primarily due to higher capitalized interest associated with our ViaSat-1 satellite, related gateway and networking equipment, and other assets under construction. For fiscal years 2011 and 2010, we capitalized interest expense of approximately $28.3 million and $8.8 million, respectively. Interest expense incurred during fiscal years 2011 and 2010 relates to the 2016 Notes, which were issued during the third quarter of fiscal year 2010, and the Credit Facility.

(BENEFIT FROM) PROVISION FOR INCOME TAXES

The decrease in the effective income tax rate from 15.0% in fiscal year 2010 compared to zero in fiscal year 2011 was primarily due to increased federal tax credits in fiscal year 2011, as the federal research credit in fiscal year 2011 included fifteen months of the credit compared to only nine months in fiscal year 2010 as a result of the December 2010 reinstatement of the credit retroactively from January 1, 2010.

Segment Results for Fiscal Year 2011 Compared to Fiscal Year 2010

SATELLITE SERVICES SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 5.6	$ 1.0	$ 4.5	448.5%
Service revenues	229.4	74.8	154.6	206.7%
Total revenues	$ 235.0	$ 75.8	$ 159.1	209.9%

The increase of approximately $159.1 million in satellite services segment revenue in fiscal year 2011 compared to fiscal year 2010 was attributable to our acquisition of WildBlue in December 2009, which contributed an additional $157.4 million in total revenue. The remainder of the increase in our satellite services segment was primarily driven by growth in our mobile broadband services revenues.

SEGMENT OPERATING PROFIT (LOSS)

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit (loss)	$ 38.2	$ (9.3)	$ 47.5	510.8%
Percentage of segment revenues	16.3%	(12.3)%		

Our satellite services segment generated an operating profit in fiscal year 2011 compared to an operating loss in fiscal year 2010. This change was primarily attributable to our acquisition of WildBlue in December 2009 and related year-over-year profitability growth. During the fourth quarter of fiscal year 2011, we also recorded a benefit to cost of service revenues of $5.2 million related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

COMMERCIAL NETWORKS SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 167.4	$ 213.1	$ (45.7)	(21.4)%
Service revenues	15.7	14.0	1.7	12.3 %
Total revenues	$ 183.1	$ 227.1	$ (44.0)	(19.4)%

The decrease of approximately $44.0 million in our commercial networks segment revenue in fiscal year 2011 compared to fiscal year 2010 was attributable to a decrease of $30.5 million in consumer broadband products and services and $27.2 million in enterprise VSAT networks products and services. These decreases were offset by increases in revenues of $17.5 million in antenna systems products and services, and $6.1 million in next generation broadband equipment development programs.

SEGMENT OPERATING (LOSS) PROFIT

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating (loss) profit	$ (9.5)	$ 6.1	$ (15.6)	(255.7)%
Percentage of segment revenues	(5.2)%	2.7%		

Our commercial networks segment results yielded an operating loss in fiscal year 2011 compared to an operating profit in fiscal year 2010. This change was primarily due to lower earnings contributions of approximately $16.1 million due to the lower revenues and an increase in IR&D costs of $2.7 million, which were offset by a decrease in selling, support and new business proposal costs of approximately $3.2 million.

GOVERNMENT SYSTEMS SEGMENT

REVENUES

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 350.9	$ 369.9	$ (19.0)	(5.1)%
Service revenues	33.2	15.2	17.9	117.8 %
Total revenues	$ 384.1	$ 385.2	$ (1.0)	(0.3)%

Our government systems segment experienced a slight revenue decrease in fiscal year 2011 compared to fiscal year 2010 primarily attributable to tactical data link revenue reductions of $20.2 million and information assurance products of $6.1 million, offset by continued growth in our government satellite communication systems revenues of $23.2 million.

In the fourth quarter of fiscal year 2011, based on communications with the DCMA, changes in the regulatory environment for federal government contractors, the status of current government audits and other events, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for possible cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings in fiscal year 2011. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

SEGMENT OPERATING PROFIT

Fiscal Years Ended (In millions, except percentages)	April 1 2011	April 2 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 29.9	$ 55.7	$ (25.8)	(46.4)%
Percentage of segment revenues	7.8%	14.5%		

The decrease in our government systems segment operating profit of $25.8 million year-over-year was primarily due to decreased revenues, including the $5.0 million cost reimbursable contracts revenue reserve recorded in the fourth quarter of fiscal year 2011 discussed above. Additionally, the segment experienced lower product contributions, mainly related to the $8.5 million forward loss recorded on a government satellite communication program in the first quarter of fiscal year 2011 as discussed below, as well as an increase in selling, support and new business proposal costs of $15.0 million.

In June 2010, we performed extensive integration testing of numerous system components that had been separately developed as part of a government satellite communication program. As a result of this testing and subsequent internal reviews and analyses, we determined that significant additional rework was required in order to complete the program requirements and specifications and to prepare for a scheduled customer test in our fiscal second quarter. This additional rework and engineering effort resulted in a substantial increase in estimated labor and material costs to complete the program. Accordingly, during the first quarter of fiscal year 2011 we recorded an additional forward loss of $8.5 million related to this estimate of program costs.

Backlog

As reflected in the table below, both firm and funded backlog increased during fiscal year 2012 due to an increase in the government systems segment despite continuing U.S. government defense budget delays, and due to an increase in the commercial networks segment.

(In millions)	As of March 30, 2012	As of April 1, 2011
FIRM BACKLOG		
Satellite Services segment	$ 10.9	$ 28.2
Commercial Networks segment	323.0	216.7
Government Systems segment	284.6	283.8
Total	$ 618.5	$ 528.7
FUNDED BACKLOG		
Satellite Services segment	$ 10.9	$ 28.2
Commercial Networks segment	323.0	216.7
Government Systems segment	266.6	235.6
Total	$ 600.5	$ 480.5

The firm backlog does not include contract options. Of the $618.5 million in firm backlog, approximately $431.1 million is expected to be delivered in fiscal year 2013, and the balance is expected to be delivered in fiscal year 2014 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

Our total new awards were $1,008.6 million, $853.5 million and $773.0 million for fiscal years 2012, 2011 and 2010, respectively. New contract awards in fiscal year 2012 were a record for us.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

Liquidity and Capital Resources

OVERVIEW

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing and equity financing. At March 30, 2012, we had $172.6 million in cash and cash equivalents, $327.1 million in working capital and no outstanding borrowings under our Credit Facility. At April 1, 2011, we had $40.5 million in cash and cash equivalents, $167.5 million in working capital and $60.0 million in principal amount of outstanding borrowings under our Credit Facility. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The general cash needs of our satellite services, commercial networks and government systems segments can vary significantly. The cash needs of our satellite services segment tend to be driven primarily by the timing of payment of capital expenditures (e.g., under satellite construction and launch contracts) and of network expansion activities, as well as the quality of customer, type of contract and payment terms. In our commercial networks segment, cash needs tend to be driven primarily by the type and mix of contracts in backlog, the nature and quality of customers, and the payment terms of customers (including whether advance payments are made or customer financing is required). In our government systems segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (i.e., product or service, development or production) and timing of payments (including restrictions on the timing of cash payments under U.S. government procurement regulations). Other factors affecting the cash needs of our commercial networks and government systems segments include contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower.

To further enhance our liquidity position, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private capital markets. In March 2010, we filed a universal shelf registration statement with the Securities and Exchange Commission (the SEC) for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Our future capital requirements will depend upon many factors, including the timing and amount of cash required for future broadband satellite projects we may engage in, expansion of our research and development and marketing efforts, and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing. We believe that our current cash balances and net cash expected to be provided by operating activities along with availability under our Credit Facility will be sufficient to meet our anticipated operating requirements for at least the next twelve months.

CASH FLOWS

Cash provided by operating activities in fiscal year 2012 was $141.4 million compared to cash provided by operating activities in fiscal year 2011 of $169.6 million. This $28.2 million decrease was primarily driven by a $16.6 million year-over-year increase in cash used to fund net operating asset needs. The increase in net operating assets was focused in our inventory growth, increasing $29.1 million during fiscal year 2012 in preparation for the commencement of our Exede broadband services in the fourth quarter of fiscal year 2012 and associated new subscriber orders, as well as due to a $19.8 million increase in combined billed and unbilled accounts receivables, net, compared to the prior fiscal year period attributable to the contractual timing of certain milestones in our commercial networks segment. These cash uses were offset by an increase of approximately $26.2 million in our collections in excess of revenues and deferred revenues during fiscal year 2012 included in accrued liabilities due to the timing of milestone billings for certain larger development projects in our government systems segment.

Cash used in investing activities in fiscal year 2012 was $229.0 million compared to cash used in investing activities in fiscal year 2011 of $237.7 million. The decrease in cash used in investing activities was primarily related to $16.4 million and $13.5 million less cash used during fiscal year 2012 compared to the same period last year for the construction of our ViaSat-1 satellite and the acquisition of Stonewood, respectively, offset by an approximately $12.6 million increase in cash used for capital expenditures for new CPE units and other general purpose equipment, an approximately $6.2 million increase in cash used for next-generation consumer broadband capital software development and an approximately $1.9 million increase in cash used for other long-term assets.

Cash provided by financing activities for fiscal year 2012 was $219.8 million compared to $18.6 million for fiscal year 2011. This $201.2 million increase was derived from the issuance of $275.0 million in aggregate principal amount of 2020 Notes in February 2012, offset by $60.0 million in repayments of borrowings under our Credit Facility and higher payments of debt issuance costs of $2.9 million. In addition, cash provided by financing activities for both periods included cash received from stock option exercises and employee stock purchase plan purchases, which raised $7.1 million less cash year-over-year, and cash used for the repurchase of common stock related to net share settlement of certain employee tax liabilities in connection with the vesting of restricted stock unit awards.

SATELLITE-RELATED ACTIVITIES

In October 2011, our high-capacity Ka-band spot-beam satellite, ViaSat-1, was successfully launched into orbit. Space Systems/Loral (SS/L) handed over operation of the satellite to us in December 2011, following the successful completion of the manufacturer's in-orbit testing, and we commenced commercial operation of our ViaSat-1-based Exede broadband services in January 2012. Since the fourth quarter of fiscal year 2011, we have incurred significant operating costs in connection with the commencement of our new ViaSat-1 service offerings, including costs associated with our new data center and billing system and connectivity costs for the ViaSat-1 gateways, which have negatively impacted income from operations. With ViaSat-1 now in service, we expect operating income to decline substantially over the next few quarters as depreciation from our ViaSat-1 satellite and related gateway and networking equipment and increased sales and marketing costs will outpace incremental revenue from customers in our satellite services segment. We expect this trend to reverse once our customer base for our broadband satellite services substantially increases, but there can be no assurance that this will occur. In addition, we expect interest expense to increase as we no longer capitalize the interest expense relating to the debt incurred to build ViaSat-1 and the related gateway and networking equipment now that ViaSat-1 is in service. Further, we expect our capital expenditures to increase significantly in the next fiscal year as a result of increased subscriber acquisition costs as our customer base expands.

We are involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims and other matters. See "Legal Proceedings" in Item 3 for a discussion of certain patent infringement litigation involving SS/L and Loral Space & Communications, Inc. (Loral), a related party. Regardless of the outcome, litigation can have an adverse impact on us because we expect to incur costs, which may vary based on interim rulings, discovery and other related activities. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our business, financial condition, results of operations or liquidity in a particular period.

CREDIT FACILITY

As of March 30, 2012, the Credit Facility provided a revolving line of credit of $325.0 million (including up to $35.0 million of letters of credit), with a maturity date of January 25, 2016. Borrowings under the Credit Facility bear interest, at our option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on our leverage ratio. We have capitalized certain amounts of interest expense on our Credit Facility in connection with the construction of ViaSat-1, related gateway and networking equipment, and other assets during the construction period. The Credit Facility is guaranteed by certain of our domestic subsidiaries and secured by substantially all of our respective assets. The Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. At March 30, 2012, we had no outstanding borrowings under the Credit Facility and $11.6 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of March 30, 2012 of $313.4 million. Subsequent to the fiscal year end, on May 9, 2012, we amended and restated the Credit Facility to, among other things, increase our letter of credit sub-limit from $35.0 million to $50.0 million and amend certain of the covenants under the Credit Facility to provide us with greater flexibility in the operation of our business. Commitments under the amended and restated revolving line of credit terminate on May 9, 2017.

SENIOR NOTES DUE 2016

On October 22, 2009, we issued $275.0 million in principal amount of 2016 Notes in a private placement to institutional buyers. The 2016 Notes were exchanged in May 2010 for substantially identical 2016 Notes that had been registered with the SEC. The 2016 Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2010. The 2016 Notes were issued with an original issue discount of 1.24%, or $3.4 million. The 2016 Notes are recorded as long-term debt, net of original issue discount, in our consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the 2016 Notes are amortized to interest expense on a straight-line basis over the term of the 2016 Notes.

The 2016 Notes are guaranteed on an unsecured senior basis by each of our existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The 2016 Notes and the guarantees are our and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of their existing and future unsecured unsubordinated debt. The 2016 Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that are not guarantors of the 2016 Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the 2016 Notes limits, among other things, our and our restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce our satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, we may redeem up to 35% of the 2016 Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. We may also redeem the 2016 Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (1) 1.0% of the principal amount of such 2016 Notes and (2) the excess, if any, of (a) the present value at such date of redemption of (i) the redemption price of such 2016 Notes on September 15, 2012 plus (ii) all required interest payments due on such 2016 Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2016 Notes. The 2016 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 15, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require us to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's 2016 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2016 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

SENIOR NOTES DUE 2020

On February 27, 2012, we issued $275.0 million in principal amount of 2020 Notes in a private placement to institutional buyers. The 2020 Notes bear interest at the rate of 6.875% per year, payable semi-annually in cash in arrears, which interest payments commence in June 2012. The 2020 Notes are recorded as long-term debt in our consolidated financial statements.

The 2020 Notes are guaranteed on an unsecured senior basis by each of the Guarantor Subsidiaries. The 2020 Notes and the guarantees are our and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of their existing and future unsecured unsubordinated debt. The 2020 Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that are not guarantors of the 2020 Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the 2020 Notes limits, among other things, our and our restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce our satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to June 15, 2015, we may redeem up to 35% of the 2020 Notes at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. We may also redeem the 2020 Notes prior to June 15, 2016, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (1) 1.0% of the principal amount of such 2020 Notes and (2) the excess, if any, of (a) the present value at such date of redemption of (i) the redemption price of such 2020 Notes on June 15, 2016 plus (ii) all required interest payments due on such 2020 Notes through June 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2020 Notes. The 2020 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on June 15, 2016 at a redemption price of 103.438%, during the twelve months beginning on June 15, 2017 at a redemption price of 101.719%, and at any time on or after June 15, 2018 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require us to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's 2020 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2020 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In connection with the private placement of the 2020 Notes, we and the Guarantor Subsidiaries entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the 2020 Notes. We must use commercially reasonable efforts to consummate an exchange offer within one year after the issuance of the 2020 Notes or, under certain circumstances, to prepare and file a shelf registration statement to cover the resale of the 2020 Notes. If we and the Guarantor Subsidiaries do not comply with certain of our obligations under the registration rights agreement, the registration rights agreement provides that additional interest will accrue on the principal amount of the 2020 Notes at a rate of 0.25% per annum during the 90-day period immediately following such default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.00% per annum.

Contractual Obligations

The following table sets forth a summary of our obligations at March 30, 2012:

		For the Fiscal Years Ending			
(In thousands, including interest where applicable)	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Operating leases and satellite capacity agreements	$ 182,428	$ 53,517	$ 52,997	$ 33,329	$ 42,585
Capital lease	2,094	1,308	786	—	—
The Senior Notes [1]	814,000	43,313	86,625	348,405	335,657
Line of credit	—	—	—	—	—
Standby letters of credit	11,612	11,221	142	249	—
Satellite performance incentives	38,986	1,614	3,569	4,083	29,720
Purchase commitments including satellite-related agreements	371,211	133,090	131,194	62,951	43,976
Total	$ 1,420,331	$ 244,063	$ 275,313	$ 449,017	$ 451,938

[1] Includes the 2016 Notes and 2020 Notes.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. Pursuant to our satellite-related activities, we may be required to pay up to $39.0 million including interest to SS/L, the manufacturer of our ViaSat-1 satellite, for satellite performance incentives over a fifteen-year period based on the performance of the satellite. As of March 30, 2012, we recorded a $22.5 million liability representing the net present value of these expected estimated future satellite performance incentives payments and accrued interest. We have also entered into an agreement with a supplier for an additional satellite launch which can be used for a future satellite. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our consolidated balance sheets included $50.4 million and $23.8 million of "other liabilities" as of March 30, 2012 and April 1, 2011, respectively, which primarily consisted of our long-term warranty obligations, long-term portion of deferred rent, long-term portion of deferred revenue, long-term deferred income taxes and long-term unrecognized tax position liabilities. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 8 to our consolidated financial statements for additional information regarding our income taxes and related tax positions and Note 13 to our consolidated financial statements for a discussion of our product warranties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS [CONT.]

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 30, 2012 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or disclosed in the notes to our consolidated financial statements included in this report.

Recent Authoritative Guidance

In October 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance for revenue recognition with multiple deliverables (ASU 2009-13, which updated ASC 605-25). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. We adopted this authoritative guidance in the first quarter of fiscal year 2012 without a material impact on our consolidated financial statements and disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards (IFRS). The new authoritative guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. While many of the amendments to GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. This guidance became effective for us beginning in the fourth quarter of fiscal year 2012. We adopted this authoritative guidance in the fourth quarter of fiscal year 2012 without a material impact on our consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (ASC 220): Presentation of Comprehensive Income. The new authoritative guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. The authoritative guidance (other than the portion regarding the presentation of reclassification adjustments which, as noted above, has been deferred indefinitely) will be effective for us beginning in the first quarter of fiscal year 2013 and should be applied retrospectively; however, early adoption is permitted. The authoritative guidance, as amended, will impact the presentation of the financial statements but will not impact our financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment. The new authoritative guidance simplifies how an entity tests goodwill for impairment. The new authoritative guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The two-step quantitative impairment test is required only if, based on its qualitative assessment, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This authoritative guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this authoritative guidance in the fourth quarter of fiscal year 2012 without a material impact on our consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (ASC 210): Disclosures about offsetting Assets and Liabilities. The new authoritative guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this authoritative guidance. This authoritative guidance will be effective for us beginning in the first quarter of fiscal year 2014 and should be applied retrospectively for all comparative periods presented. We are currently evaluating the impact that this authoritative guidance may have on its consolidated financial statements and disclosures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, and short-term and long-term obligations, including the Credit Facility and the Senior Notes. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. As of March 30, 2012, we had no outstanding borrowings under our Credit Facility and $550.0 million in aggregate principal amount outstanding of the Senior Notes, and we held no short-term investments. Because the Senior Notes bear interest at a fixed rate, our exposure to market risk for changes in interest rates relates primarily to borrowings under our Credit Facility, cash equivalents, short-term investments and short-term obligations.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant portion of our cash balance in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Given recent declines in interest rates, our interest income has been and may continue to be negatively impacted. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average interest rate on our cash and cash equivalents, assuming balances remain constant over a year, changed by 50 basis points, interest income would have increased or decreased by approximately $0.1 million for each of the fiscal years ended March 30, 2012 and April 1, 2011. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

Our primary interest rate under the Credit Facility is the Eurodollar rate plus an applicable margin that is based on our leverage ratio. Under the amended and restated Credit Facility, the weighted average effective interest rate as of May 9, 2012 that would have been applied to any new borrowings under the Credit Facility was approximately 2.74%. As of March 30, 2012, we had no outstanding borrowings under our Credit Facility. Accordingly, assuming the outstanding balance remained constant over a year, changes in interests rates applicable to our Credit Facility would have no effect on our interest incurred and cash flow.

Foreign Exchange Risk

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies, we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of March 30, 2012, we had a number of foreign currency forward contracts outstanding which are intended to reduce the foreign currency risk for amounts payable to vendors in Euros. The foreign currency forward contracts with a notional amount of $9.6 million had a fair value of approximately $0.4 million and were recorded in accrued liabilities as of March 30, 2012. If the foreign currency forward rate for the Euro to the U.S. dollar on these foreign currency forward contracts had changed by 10%, the fair value of these foreign currency forward contracts as of March 30, 2012 would have changed by approximately $0.9 million.

SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2012 and 2011 are as follows:

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2012				
Total revenues	$ 195,101	$ 223,024	$ 204,964	$ 240,538
Income (loss) from operations	1,301	4,956	1,792	(5,855)
Net income (loss)	1,594	8,169	5,118	(7,283)
Net income (loss) attributable to ViaSat, Inc.	1,759	7,975	5,140	(7,378)
Basic net income (loss) per share	0.04	0.19	0.12	(0.17)
Diluted net income (loss) per share	0.04	0.18	0.12	(0.17)
2011				
Total revenues	$ 192,004	$ 197,889	$ 195,941	$ 216,372
Income from operations	7,383	13,073	7,012	11,785
Net income	3,400	7,801	12,927	12,296
Net income attributable to ViaSat, Inc.	3,261	7,786	12,924	12,144
Basic net income per share	0.08	0.19	0.31	0.29
Diluted net income per share	0.08	0.18	0.30	0.28

Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 30, 2012, the end of the period covered by this Annual Report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 30, 2012.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 30, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the company's management concluded that its internal control over financial reporting was effective as of March 30, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of March 30, 2012, as stated in their report which appears on page 52.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ViaSat, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, and equity present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at March 30, 2012 and April 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Diego, California
May 25, 2012

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	As of March 30, 2012	As of April 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 172,583	$ 40,490
Accounts receivable, net	211,690	191,889
Inventories	127,646	98,555
Deferred income taxes	20,316	18,805
Prepaid expenses and other current assets	30,917	21,141
Total current assets	563,152	370,880
Satellites, net	585,731	533,000
Property and equipment, net	294,973	233,139
Other acquired intangible assets, net	63,041	81,889
Goodwill	83,461	83,532
Other assets	136,795	103,308
Total assets	$ 1,727,153	$ 1,405,748
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 75,040	$ 71,712
Accrued liabilities	159,762	130,583
Current portion of other long-term debt	1,240	1,128
Total current liabilities	236,042	203,423
Senior Notes, net	547,791	272,296
Other long-term debt	774	61,946
Other liabilities	50,353	23,842
Total liabilities	834,960	561,507
Commitments and contingencies (Notes 11 and 12)		
Equity:		
ViaSat, Inc. stockholders' equity		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 30, 2012 and April 1, 2011, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 43,048,528 and 41,664,767 shares outstanding at March 30, 2012 and April 1, 2011, respectively	4	4
Paid-in capital	649,672	601,029
Retained earnings	262,218	254,722
Common stock held in treasury, at cost, 727,674 and 560,363 shares at March 30, 2012 and April 1, 2011, respectively	(25,358)	(17,907)
Accumulated other comprehensive income	1,439	2,277
Total ViaSat, Inc. stockholders' equity	887,975	840,125
Noncontrolling interest in subsidiary	4,218	4,116
Total equity	892,193	844,241
Total liabilities and equity	$ 1,727,153	$ 1,405,748

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended (In thousands, except per share data)	March 30 2012	April 1 2011	April 2 2010
Revenues:			
Product revenues	$ 542,064	$ 523,938	$ 584,074
Service revenues	321,563	278,268	104,006
Total revenues	863,627	802,206	688,080
Operating expenses:			
Cost of product revenues	402,794	389,945	408,526
Cost of service revenues	233,187	160,623	66,830
Selling, general and administrative	181,728	164,265	132,895
Independent research and development	24,992	28,711	27,325
Amortization of acquired intangible assets	18,732	19,409	9,494
Income from operations	2,194	39,253	43,010
Other income (expense):			
Interest income	60	323	621
Interest expense	(8,307)	(3,154)	(7,354)
(Loss) income before income taxes	(6,053)	36,422	36,277
(Benefit from) provision for income taxes	(13,651)	(2)	5,438
Net income	7,598	36,424	30,839
Less: Net income (loss) attributable to the noncontrolling interest, net of tax	102	309	(297)
Net income attributable to ViaSat, Inc.	$ 7,496	$ 36,115	$ 31,136
Net income per share attributable to ViaSat, Inc. common stockholders:			
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.18	$ 0.88	$ 0.94
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.17	$ 0.84	$ 0.89
Shares used in computing basic net income per share	42,325	40,858	33,020
Shares used in computing diluted net income per share	44,226	43,059	34,839

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended (In thousands)	March 30 2012	April 1 2011	April 2 2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,598	$ 36,424	$ 30,839
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	101,507	83,629	37,373
Amortization of intangible assets	24,004	19,424	9,582
Stock-based compensation expense	21,382	17,440	12,212
Loss on disposition of fixed assets	5,814	6,999	594
Deferred income taxes	(13,330)	(4,098)	4,229
Other non-cash adjustments	1,793	503	2,483
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(21,026)	(14,138)	(1,117)
Inventories	(25,271)	(14,030)	(9,367)
Other assets	(9,266)	3,151	1,504
Accounts payable	7,679	6,644	2,965
Accrued liabilities	33,280	32,441	20,612
Other liabilities	7,285	(4,772)	637
Net cash provided by operating activities	141,449	169,617	112,546
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, equipment and satellites, net	(204,973)	(208,285)	(134,543)
Cash paid for patents, licenses and other assets	(24,049)	(15,986)	(13,796)
Payments related to acquisition of businesses, net of cash acquired	—	(13,456)	(377,987)
Change in restricted cash, net	—	—	7,298
Net cash used in investing activities	(229,022)	(237,727)	(519,028)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from line of credit borrowings	130,000	40,000	263,000
Payments on line of credit	(190,000)	(40,000)	(203,000)
Proceeds from issuance of Senior Notes, net of discount	275,000	—	271,582
Payment of debt issuance costs	(5,706)	(2,775)	(12,781)
Proceeds from issuance of common stock under equity plans	19,341	26,398	23,085
Proceeds from common stock issued under public offering, net of issuance costs	—	—	100,533
Purchase of common stock in treasury	(7,451)	(5,880)	(10,326)
Payments on capital lease	(1,064)	—	—
Payments of estimated satellite performance incentives obligation	(322)	—	—
Incremental tax benefits from stock-based compensation	—	867	—
Net cash provided by financing activities	219,798	18,610	432,093
Effect of exchange rate changes on cash	(132)	359	529
Net increase (decrease) in cash and cash equivalents	132,093	(49,141)	26,140
Cash and cash equivalents at beginning of fiscal year	40,490	89,631	63,491
Cash and cash equivalents at end of fiscal year	$ 172,583	$ 40,490	$ 89,631
SUPPLEMENTAL INFORMATION:			
Cash paid for interest (net of amounts capitalized)	$ 5,964	$ 2,797	$ 6,287
Cash (received) paid for income taxes, net of refunds	$ (3,966)	$ (6,563)	$ 7,784
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Capitalization of estimated satellite performance incentives obligation	$ 22,300	$ —	$ —
Issuance of stock in satisfaction of certain accrued employee compensation liabilities	$ 6,340	$ 5,096	$ 5,090
Capitalization of non-cash portion of interest expense and stock-based compensation to constructed assets	$ 3,802	$ 3,261	$ 966
Issuance of common stock in connection with acquisitions	$ —	$ 4,630	$ 131,888
Fair value of assets acquired in business combinations, excluding cash acquired	$ —	$ 22,699	$ 536,732
Liabilities assumed in business combinations	$ —	$ 4,613	$ 26,857
Equipment acquired under capital lease	$ —	$ 3,074	$ —
Issuance of common stock in connection with license right obtained	$ —	$ —	$ 303

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

	Common Stock	
(In thousands, except share data)	Number of Shares Issued	Amount
Balance at April 3, 2009	31,114,086	$ 3
Exercise of stock options	1,019,899	—
Issuance of stock under Employee Stock Purchase Plan	168,640	—
Stock-based compensation	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	192,894	—
RSU awards vesting	234,039	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	4,286,250	1
Shares repurchased from Intelsat	—	—
Shares issued in connection with license right obtained	10,000	—
Common stock issued under public offering, net of issuance costs	3,173,962	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 2, 2010	40,199,770	$ 4
Exercise of stock options	1,124,415	—
Issuance of stock under Employee Stock Purchase Plan	159,940	—
Stock-based compensation	—	—
Tax benefit from exercise of stock options and release of RSU awards	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	162,870	—
RSU awards vesting	433,173	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	144,962	—
Other noncontrolling interest activity	—	—
Net income	—	—
Hedging transactions, net of tax	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 1, 2011	42,225,130	$ 4
Exercise of stock options	795,634	—
Issuance of stock under Employee Stock Purchase Plan	126,302	—
Stock-based compensation	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	156,825	—
RSU awards vesting	472,311	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Net income	—	—
Hedging transactions, net of tax	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at March 30, 2012	43,776,202	$ 4

See accompanying notes to the consolidated financial statements.

ViaSat, Inc. Stockholders							
		Common Stock in Treasury					
Paid-in Capital	Retained Earnings	Number of Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiary	Total	Comprehensive Income
$ 273,102	$ 187,471	(66,968)	$ (1,701)	$ (127)	$ 4,042	$ 462,790	
19,435	—	—	—	—	—	19,435	
3,650	—	—	—	—	—	3,650	
12,212	—	—	—	—	—	12,212	
5,090	—	—	—	—	—	5,090	
—	—	—	—	—	—	—	
—	—	(88,438)	(2,326)	—	—	(2,326)	
131,637	—	—	—	—	—	131,638	
—	—	(251,731)	(8,000)	—	—	(8,000)	
303	—	—	—	—	—	303	
100,533	—	—	—	—	—	100,533	
—	31,136	—	—	—	(297)	30,839	$ 30,839
—	—	—	—	586	—	586	586
							$ 31,425
$ 545,962	$ 218,607	(407,137)	$ (12,027)	$ 459	$ 3,745	$ 756,750	
22,101	—	—	—	—	—	22,101	
4,297	—	—	—	—	—	4,297	
17,640	—	—	—	—	—	17,640	
1,303	—	—	—	—	—	1,303	
5,096	—	—	—	—	—	5,096	
—	—	—	—	—	—	—	
—	—	(153,226)	(5,880)	—	—	(5,880)	
4,630	—	—	—	—	—	4,630	
—	—	—	—	—	62	62	
—	36,115	—	—	—	309	36,424	$ 36,424
—	—	—	—	182	—	182	182
—	—	—	—	1,636	—	1,636	1,636
							$ 38,242
$ 601,029	$ 254,722	(560,363)	$ (17,907)	$ 2,277	$ 4,116	$ 844,241	
14,681	—	—	—	—	—	14,681	
4,660	—	—	—	—	—	4,660	
22,962	—	—	—	—	—	22,962	
6,340	—	—	—	—	—	6,340	
—	—	—	—	—	—	—	
—	—	(167,311)	(7,451)	—	—	(7,451)	
—	7,496	—	—	—	102	7,598	$ 7,598
—	—	—	—	(452)	—	(452)	(452)
—	—	—	—	(386)	—	(386)	(386)
							$ 6,760
$ 649,672	$ 262,218	(727,674)	$ (25,358)	$ 1,439	$ 4,218	$ 892,193	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 | The Company and a Summary of Its Significant Accounting Policies

THE COMPANY

ViaSat, Inc. (also referred to hereafter as the "Company" or "ViaSat") is a leading provider of high-speed fixed and mobile broadband services, advanced satellite and wireless networks and secure networking systems, products and services.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and results of operations of ViaSat and its wholly owned subsidiaries and of TrellisWare Technologies, Inc. (TrellisWare), a majority-owned subsidiary. All significant intercompany amounts have been eliminated.

The Company's fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2012 refer to the fiscal year ending on March 30, 2012. The Company's quarters for fiscal year 2012 ended on July 1, 2011, September 30, 2011, December 30, 2011 and March 30, 2012. This results in a 53 week fiscal year approximately every four to five years. Fiscal years 2012, 2011 and 2010 were each 52 week years.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the second quarter of fiscal year 2011, the Company completed the acquisition of Stonewood Group Limited (Stonewood), a privately held company registered in England and Wales. During the third quarter of fiscal year 2010, the Company completed the acquisition of WildBlue Holding, Inc. (WildBlue), a privately held Delaware corporation. These acquisitions were accounted for as purchases and accordingly, the consolidated financial statements include the operating results of Stonewood and WildBlue from the dates of acquisition (see Note 9).

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, self-insurance reserves, allowance for doubtful accounts, warranty accruals, valuation of goodwill and other intangible assets, patents, orbital slots and other licenses, software development, property, equipment and satellites, long-lived assets, derivatives, contingencies and income taxes including the valuation allowance on deferred tax assets.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the date of purchase.

ACCOUNTS RECEIVABLE, UNBILLED ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. government or with respect to its satellite service commercial business, the Company bills and collects in advance.

Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be billed and collected within one year.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 19.9%, 24.5% and 30.3% of total revenues for fiscal years 2012, 2011 and 2010, respectively. Billed accounts receivable to the U.S. government as of March 30, 2012 and April 1, 2011 were 21.4% and 35.3%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10.0% or more of total revenues for fiscal years 2012, 2011 and 2010. The Company's five largest contracts generated approximately 19.6%, 21.2% and 25.4% of the Company's total revenues for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

PROPERTY, EQUIPMENT AND SATELLITES

Satellites and other property and equipment are recorded at cost or in the case of certain satellites and other property acquired, the fair value at the date of acquisition, net of accumulated depreciation. Capitalized satellite costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. The Company also constructs gateway facilities, network operations systems and other assets to support its satellites, and those construction costs, including interest, are capitalized as incurred. At the time satellites are place in service, the Company estimates the useful life of its satellites for depreciation purposes based upon an analysis of each satellite's performance against the original manufacturers orbital design life, estimated fuel levels and related consumption rates, as well as historical satellite operating trends. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to twenty-four years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement. Costs incurred for additions to property, equipment and satellites, together with major renewals and betterments, are capitalized and depreciated over the remaining life of the underlying asset. Costs incurred for maintenance, repairs and minor renewals and betterments are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations.

In October 2011, the Company's new high-capacity Ka-band spot-beam satellite, ViaSat-1, was successfully launched into orbit. The satellite manufacturer handed over operation of the satellite to the Company in December 2011, following the successful completion of the manufacturer's in-orbit testing. In January 2012, the Company commenced commercial operation of its ViaSat-1-based Exede[SM] broadband services. The Company's contract with the manufacturer of ViaSat-1 requires the Company to make monthly in-orbit satellite performance incentive payments, including interest, over a fifteen-year period from December 2011 until December 2026, subject to the continued satisfactory performance of the satellite. The Company recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite for the total of $22.3 million during the third quarter of fiscal year 2012.

Interest expense is capitalized on the carrying value of the satellite, related gateway and networking equipment and other assets during the construction period, in accordance with the authoritative guidance for the capitalization of interest (Accounting Standards Codification (ASC) 835-20). With respect to ViaSat-1, related gateway and networking equipment and other assets, the Company capitalized $25.9 million, $28.3 million and $8.8 million of interest expense during the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010, respectively.

In addition to ViaSat-1 high-capacity satellite, as a result of the acquisition of WildBlue in December 2009 (see Note 9), the Company acquired the WildBlue-1 satellite (which was placed into service in March 2007), an exclusive prepaid lifetime capital lease of Ka-band capacity over the continental United States on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005) and related gateway and networking equipment on both satellites. The Company periodically reviews the remaining estimated useful life of its satellites to determine if revisions to estimated lives are necessary. The acquired assets also included the indoor and outdoor customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program. The Company depreciates the satellites, gateway and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property and equipment, net, as of March 30, 2012 was $85.3 million and $33.1 million, respectively. The total cost and accumulated depreciation of CPE units included in property and equipment, net, as of April 1, 2011 was $61.6 million and $19.2 million, respectively.

Occasionally, the Company may enter into capital lease arrangements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of March 30, 2012, assets under capital leases totaled approximately $3.1 million and accumulated amortization related to such capital leases was $0.8 million. As of April 1, 2011, assets under capital leases totaled approximately $3.1 million and had an immaterial amount of accumulated amortization. The Company records amortization of assets leased under capital lease arrangements within depreciation expense.

GOODWILL AND INTANGIBLE ASSETS

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The authoritative guidance for business combinations also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

PATENTS, ORBITAL SLOTS AND OTHER LICENSES

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs of $3.2 million related to patents were included in other assets as of March 30, 2012 and April 1, 2011. The Company has capitalized costs of $8.4 million and $5.7 million related to acquiring and obtaining orbital slots and other licenses, included in other assets as of March 30, 2012 and April 1, 2011, respectively. Accumulated amortization related to these assets was $0.4 million and $0.3 million as of March 30, 2012 and April 1, 2011, respectively. Amortization expense related to these patents was an immaterial amount for each of the fiscal years ended March 30, 2012, April 1, 2011, and April 2, 2010. If a patent, orbital slot or orbital license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2012, 2011 and 2010, the Company did not write off any material costs due to abandonment or impairment.

DEBT ISSUANCE COSTS

Debt issuance costs are amortized and recognized as interest expense on a straight-line basis over the expected term of the related debt, which is not materially different from an effective interest rate basis. During fiscal years 2012, 2011 and 2010, the Company paid and capitalized approximately $5.7 million, $2.8 million and $12.8 million, respectively, in debt issuance costs related to the Company's 6.875% Senior Notes due 2020 (the 2020 Notes), revolving credit facility (the Credit Facility) and 8.875% Senior Notes due 2016 (the 2016 Notes, and collectively with the 2020 Notes, the Senior Notes). Unamortized debt issuance costs are recorded in prepaid expenses and other current assets and in other long-term assets in the consolidated balance sheets, depending on the amounts expected to be amortized to interest expense within the next twelve months.

SOFTWARE DEVELOPMENT

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. Capitalized costs, net, of $42.0 million and $24.5 million related to software developed for resale were included in other assets as of March 30, 2012 and April 1, 2011, respectively. The Company capitalized $22.7 million and $15.8 million of costs related to software developed for resale for fiscal years ended March 30, 2012 and April 1, 2011, respectively. Amortization expense for software development costs was $5.2 million during fiscal year 2012. There was no amortization expense of software development costs during fiscal years 2011 and 2010.

IMPAIRMENT OF LONG-LIVED AND OTHER LONG-TERM ASSETS (PROPERTY, EQUIPMENT, AND SATELLITES, AND OTHER ASSETS, INCLUDING GOODWILL)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by the Company for fiscal years 2012, 2011 and 2010.

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). In the fourth quarter of fiscal year 2012, the Company early adopted the new authoritative guidance Accounting Standards Update (ASU) 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment, which simplifies how the Company tests goodwill for impairment. Recent authoritative guidance allows the Company to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, after completing the qualitative assessment the Company determines that the estimated fair value is greater than the carrying value, the Company concludes that no impairment exists. If it is more likely than not that the carrying value of reporting unit exceeds estimated fair value, the Company compares the fair value of reporting unit to its carrying value. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed in which the implied fair value of goodwill is compared to its carrying value. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value, resulting in goodwill impairment. The Company tests goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

The qualitative analysis included assessing the impact of changes in certain factors including (1) changes in forecasted operating results and comparing actual results to projections, (2) changes in the Company's weighted average cost of capital, (3) changes in the industry or the Company's competitive environment since the acquisition date, (4) changes in the overall economy, the Company's market share and market interest rates since the acquisition date, (5) trends in the stock price, related market capitalization and enterprise values, (6) trends in peer companies total enterprise value metrics, and (7) additional factors such as management turnover, changes in regulation and changes in litigation matters.

Based on the Company's qualitative assessment performed during the fourth quarter of fiscal year 2012, the Company concluded that it was more likely than not that the estimated fair value of the Company's reporting units exceeded its carrying value as of March 30, 2012 and therefore determined it was not necessary to perform the two step goodwill impairment test. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2012, 2011 and 2010.

WARRANTY RESERVES

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation (see Note 13).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash equivalents, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings and other long-term interest bearing liabilities is determined by using available market information for those securities or similar financial instruments (see Note 3).

SELF-INSURANCE LIABILITIES

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance plans include policies which provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods, as well as other historical information for the purpose of estimating ultimate costs for a particular plan year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company's self-insurance liability for the plans was $1.7 million as of March 30, 2012 and $1.5 million as of April 1, 2011. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued liabilities in accordance with the estimated timing of the projected payments.

INDEMNIFICATION PROVISIONS

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any material costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At March 30, 2012 and April 1, 2011, no such amounts were accrued related to the aforementioned provisions.

The Company entered into an indemnification agreement dated September 30, 2009 (the Indemnification Agreement) with several of the former stockholders of WildBlue (the Indemnitors) in connection with the Company's acquisition of WildBlue. Pursuant to the terms of the Indemnification Agreement, the Indemnitors agreed to indemnify the Company for any damages relating to, among other things, an existing appraisal action regarding WildBlue's 2008 recapitalization (the Action). During the third quarter of fiscal year 2012, the parties to the Action entered into a settlement agreement whereby the parties agreed to release all claims in exchange for a payment of $20.5 million by WildBlue to the plaintiffs. Payment of this amount by WildBlue was expressly conditioned upon the Indemnitors fully funding all amounts other than the $0.5 million the Company was obligated to pay under the Indemnification Agreement. In January 2012, in accordance with the terms of the settlement agreement, the Company received $20.0 million in cash from the Indemnitors and paid $20.5 million to the plaintiffs in the Action. Under the Indemnification Agreement, the Company had no amounts outstanding as of March 30, 2012 and a liability of $0.5 million as of April 1, 2011.

NONCONTROLLING INTEREST

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separately from the Company's controlling interest. Revenues, expenses, gains, losses, net income or loss and other comprehensive income are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

COMMON STOCK HELD IN TREASURY

During fiscal years 2012, 2011 and 2010, the Company issued 472,311, 433,173 and 234,039 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these restricted stock unit agreements, the Company repurchased 167,311, 153,226 and 88,438 shares of common stock with a total value of $7.5 million, $5.9 million and $2.3 million during fiscal year 2012, fiscal year 2011 and fiscal year 2010, respectively.

On January 4, 2010, the Company repurchased 251,731 shares of the Company's common stock from Intelsat USA Sales Corp for $8.0 million in cash. Repurchased shares of common stock of 727,674 and 560,363 were held in treasury as of March 30, 2012 and April 1, 2011, respectively.

DERIVATIVES

The Company enters into foreign currency forward and option contracts from time to time to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in other income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts which are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction.

The fair values of the Company's outstanding foreign currency forward contracts as of March 30, 2012 and April 1, 2011 were as follows:

Derivatives Designated as Hedging Instruments (In thousands)	March 30, 2012		April 1, 2011	
	Other current assets	Accrued liabilities	Other current assets	Accrued liabilities
Foreign currency forward contracts	$ —	$ 443	$ 182	$ —
Total derivatives designated as hedging instruments	$ —	$ 443	$ 182	$ —

The notional value of foreign currency forward contracts outstanding as of March 30, 2012 and April 1, 2011 was $9.6 million and $4.6 million, respectively.

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2012 were as follows:

Derivatives in Cash Flow Hedging Relationships (In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$ (766)	Cost of product revenues	$ (142)	Not applicable	$ —
Total	$ (766)		$ (142)		$ —

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2011 were as follows:

Derivatives in Cash Flow Hedging Relationships (In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward contracts	$ 182	Cost of product revenues	$ 857	Not applicable	$ —
Total	$ 182		$ 857		$ —

During fiscal year 2010, the Company did not settle any foreign currency forward contracts.

At March 30, 2012, the estimated net amount of unrealized gains or losses on foreign currency cash flow income that is expected to be reclassified to earnings within the next twelve months is approximately $0.4 million. The Company's foreign currency forward contracts outstanding as of March 30, 2012 will mature within nine to twenty months from their inception. There were no gains or losses from ineffectiveness of these derivative instruments recorded for fiscal years 2012, 2011 and 2010.

FOREIGN CURRENCY

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within ViaSat, Inc. stockholders' equity.

REVENUE RECOGNITION

A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to long-term contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

In the first quarter of fiscal year 2011, the Company recorded an additional forward loss of $8.5 million on a government satellite communication program due to the significant additional labor and material costs for rework and testing required to complete the program requirements and specifications. Including this program, in fiscal years 2012, 2011 and 2010, the Company recorded losses of approximately $1.4 million, $12.1 million and $9.3 million, respectively, related to loss contracts.

The Company also derives a substantial portion of its revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (ASC 605). Under this standard, the Company recognizes revenue when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered.

The Company also enters into certain leasing arrangements with customers and evaluates the contracts in accordance with the authoritative guidance for leases (ASC 840). The Company's accounting for equipment leases involves specific determinations under the authoritative guidance for leases, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, the Company classifies the transactions as sales type or operating leases based on (1) review for transfers of ownership of the equipment to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased equipment for a price which is sufficiently lower than the expected fair value of the equipment at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, the Company considers the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

Beginning in the first quarter of fiscal year 2012, the Company adopted ASU 2009-13, Revenue Recognition (ASC 605) Multiple-Deliverable Revenue Arrangements, which updates ASC 605-25, Revenue Recognition-Multiple element arrangements, of the Financial Accounting Standards Board (FASB) codification. ASU 2009-13 amended accounting guidance for revenue recognition to eliminate the use of the residual method and requires entities to allocate revenue using the relative selling price method. For substantially all of the arrangements with multiple deliverables, the Company allocates revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE are available (a description as to how the Company determines VSOE, TPE and ESP is provided below). If a tangible hardware systems product includes software, the Company determines whether the tangible hardware systems product and the software work together to deliver the product's essential functionality and, if so, the entire product is treated as a nonsoftware deliverable. The total arrangement consideration is allocated to each separate unit of accounting for each of the nonsoftware deliverables using the relative selling prices of each unit based on the aforementioned selling price hierarchy. Revenue for each separate unit of accounting is recognized when the applicable revenue recognition criteria for each element have been met.

To determine the selling price in multiple-element arrangements, the Company establishes VSOE of the selling price using the price charged for a deliverable when sold separately and for software license updates and product support and hardware systems support, based on the renewal rates offered to customers. For nonsoftware multiple-element arrangements, TPE is established by evaluating similar and/or interchangeable competitor products or services in standalone arrangements with similarly situated customers and/or agreements. If the Company is unable to determine the selling price because VSOE or TPE doesn't exist, the Company determines ESP for the purposes of allocating the arrangement by reviewing historical transactions, including transactions whereby the deliverable was sold on a standalone basis and considers several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, competition, the geographies in which the Company offers its products and services, the type of customer (i.e., distributor, value added reseller, government agency or direct end user, among others) and the stage of the product lifecycle. The determination of ESP considers the Company's pricing model and go-to-market strategy. As the Company, or its competitors', pricing and go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to its determination of VSOE, TPE and ESP. As a result, the Company's future revenue recognition for multiple-element arrangements could differ materially from those in the current period. The Company adopted this authoritative guidance prospectively in the first quarter of fiscal year 2012 without a material impact on its consolidated financial statements and disclosures.

In accordance with the authoritative guidance for shipping and handling fees and costs (ASC 605-45), the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Amounts for obligations extending beyond twelve months are recorded within other liabilities in the consolidated financial statements.

Contract costs on U.S. government contracts are subject to audit and review by the Defense Contracting Management Agency (DCMA), the Defense Contract Audit Agency (DCAA), and other U.S. government agencies, as well as negotiations with U.S. government representatives. The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2003 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2002 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 30, 2012 and April 1, 2011, the Company had $6.7 million in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts (see Note 12).

COMMISSIONS

The Company compensates third parties based on specific commission programs directly related to certain product and service sales. These commission costs are recorded as an element of selling, general and administrative expense as incurred.

STOCK-BASED COMPENSATION

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes expense over the employee's requisite service period. Stock-based compensation expense is recognized in the consolidated statement of operations for fiscal years 2012, 2011 and 2010 only for those awards ultimately expected to vest, with forfeitures estimated at the date of grant. The authoritative guidance for share-based payments requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

INDEPENDENT RESEARCH AND DEVELOPMENT

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays and rent escalation clauses. The authoritative guidance for leases (ASC 840) requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin recording rent expense, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such increasing rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At March 30, 2012 and April 1, 2011, deferred rent included in accrued liabilities in the Company's consolidated balance sheets was $0.7 million and $0.6 million, respectively, and deferred rent included in other long-term liabilities in the Company's consolidated balance sheets was $8.2 million and $6.3 million, respectively.

INCOME TAXES

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, and shares potentially issuable under the amended ViaSat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

SEGMENT REPORTING

The Company's satellite services, commercial networks and government systems segments are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides retail and wholesale satellite-based broadband internet services for our consumer, enterprise and mobile broadband customers in the United States, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers worldwide. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment develops and produces network-centric, IP-based secure government communications systems, products, services and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance (see Note 15).

RECENT AUTHORITATIVE GUIDANCE

In October 2009, the FASB issued authoritative guidance for revenue recognition with multiple deliverables (ASU 2009-13, which updated ASC 605-25). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this authoritative guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The Company adopted this authoritative guidance in the first quarter of fiscal year 2012 without a material impact on its consolidated financial statements and disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards (IFRS). The new authoritative guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. While many of the amendments to GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. This authoritative guidance became effective for the Company beginning in the fourth quarter of fiscal year 2012. The Company adopted this authoritative guidance in the fourth quarter of fiscal year 2012 without a material impact on its consolidated financial statements and disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (ASC 220): Presentation of Comprehensive Income. The new authoritative guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. The authoritative guidance (other than the portion regarding the presentation of reclassification adjustments which, as noted above, has been deferred indefinitely) will be effective for the Company beginning in the first quarter of fiscal year 2013 and should be applied retrospectively; however, early adoption is permitted. The authoritative guidance, as amended, will impact the presentation of the financial statements but will not impact the Company's financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (ASC 350): Testing Goodwill for Impairment. The new authoritative guidance simplifies how an entity tests goodwill for impairment. The new authoritative guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The two-step quantitative impairment test is required only if, based on its qualitative assessment, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This authoritative guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted if an entity's financial statements for the more recent interim and annual period have not yet been issued. The Company early adopted this authoritative guidance in the fourth quarter of fiscal year 2012. Adoption of this authoritative guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (ASC 210): Disclosures about offsetting Assets and Liabilities. The new authoritative guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this authoritative guidance. This authoritative guidance will be effective for the Company beginning in the first quarter of fiscal year 2014 and should be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact that this authoritative guidance may have on its consolidated financial statements and disclosures.

NOTE 2 | Composition of Certain Balance Sheet Captions

(In thousands)	As of March 30, 2012	As of April 1, 2011
Accounts receivable, net:		
Billed	$ 108,758	$ 100,863
Unbilled	103,929	91,519
Allowance for doubtful accounts	(997)	(493)
	$ 211,690	$ 191,889
Inventories:		
Raw materials	$ 46,208	$ 46,651
Work in process	23,932	18,713
Finished goods	57,506	33,191
	$ 127,646	$ 98,555
Prepaid expenses and other current assets:		
Prepaid expenses	$ 25,103	$ 18,235
Income tax receivable	21	26
Other	5,793	2,880
	$ 30,917	$ 21,141
Satellites, net:		
Satellite — WildBlue-1 (estimated useful life of 10 years)	$ 195,890	$ 195,890
Capital lease of satellite capacity — Anik F2 (estimated useful life of 10 years)	99,090	99,090
Satellite — ViaSat-1(estimated useful life of 17 years)	362,977	—
Satellite — ViaSat-1(under construction)	—	276,418
	657,957	571,398
Less accumulated depreciation and amortization	(72,226)	(38,398)
	$ 585,731	$ 533,000
Property and equipment, net:		
Machinery and equipment (estimated useful life of 2-5 years)	$ 195,975	$ 122,113
Computer equipment and software (estimated useful life of 2-7 years)	127,596	66,768
CPE leased equipment (estimated useful life of 3-5 years)	85,271	61,610
Furniture and fixtures (estimated useful life of 7 years)	14,093	13,053
Leasehold improvements (estimated useful life of 2-17 years)	51,205	24,550
Building (estimated useful life of 24 years)	8,923	8,923
Land	4,384	4,384
Construction in progress	16,570	80,976
	504,017	382,377
Less accumulated depreciation and amortization	(209,044)	(149,238)
	$ 294,973	$ 233,139
Other assets:		
Capitalized software costs, net	$ 41,992	$ 24,472
Patents, orbital slots and other licenses, net	11,194	8,639
Deferred income taxes	53,602	47,017
Other	30,007	23,180
	$ 136,795	$ 103,308
Accrued liabilities:		
Collections in excess of revenues and deferred revenues	$ 88,114	$ 61,916
Accrued employee compensation	21,384	18,804
Accrued vacation	17,573	15,600
Warranty reserve, current portion	6,238	8,014
Other	26,453	26,249
	$ 159,762	$ 130,583
Other liabilities:		
Deferred revenue, long-term portion	$ 11,414	$ 6,960
Deferred rent, long-term portion	8,237	6,267
Warranty reserve, long-term portion	5,413	4,928
Deferred income taxes, long-term portion	3,073	3,374
Unrecognized tax position liabilities	1,306	2,217
Satellite performance incentives obligation and other liabilities, long-term portion	20,910	96
	$ 50,353	$ 23,842

NOTE 3 | Fair Value Measurements

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

» Level 1 — Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

» Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

» Level 3 — Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

Effective April 4, 2009, the Company adopted the authoritative guidance for non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis without material impact on its consolidated financial statements and disclosures.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of March 30, 2012 and April 1, 2011:

(In thousands)	Fair Value as of March 30, 2012	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 70,379	$ 70,379	$ —	$ —
Total assets measured at fair value on a recurring basis	$ 70,379	$ 70,379	$ —	$ —
Liabilities				
Foreign currency forward contracts	$ 443	$ —	$ 443	$ —
Total liabilities measured at fair value on a recurring basis	$ 443	$ —	$ 443	$ —

(In thousands)	Fair Value as of April 1, 2011	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 4,488	$ 4,488	$ —	$ —
Foreign currency forward contracts	182	—	182	—
Total assets measured at fair value on a recurring basis	$ 4,670	$ 4,488	$ 182	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

CASH EQUIVALENTS The Company's cash equivalents consist of money market funds. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

FOREIGN CURRENCY FORWARD CONTRACTS The Company uses derivative financial instruments to manage foreign currency risk relating to foreign exchange rates. The Company does not use these instruments for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income (loss) depending on the use of the derivative instrument and whether it qualifies for hedge accounting. The Company's foreign currency forward contracts are valued using quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data (Level 2).

LONG-TERM DEBT The Company's long-term debt consists of borrowings under the Credit Facility, reported at the borrowed outstanding amount, capital lease obligations reported at the present value of future minimum lease payments with current accrued interest, and the Senior Notes reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's outstanding long-term debt related to the Senior Notes is determined using recent market transactions for identical notes for the 2020 Notes (Level 2) and quoted prices in active markets for the 2016 Notes (Level 1). The fair value for the 2020 Notes was approximately $280.2 million as of March 30, 2012, and for the 2016 Notes was approximately $298.4 million and $293.6 million as of March 30, 2012 and April 1, 2011, respectively. The fair value of the Company's long-term debt related to the Credit Facility approximates its carrying amount due to its variable interest rate on the revolving line of credit, which approximates a market interest rate (Level 2). The fair value of the Company's capital lease obligations is estimated at their carrying value based on current rates (Level 2).

SATELLITE PERFORMANCE INCENTIVES OBLIGATION The Company's contract with the manufacturer of ViaSat-1 requires the Company to make monthly in-orbit satellite performance incentive payments, including interest at 7.00%, over a fifteen-year period from December 2011 until December 2026, subject to the continued satisfactory performance of the satellite. The Company recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite. However, for disclosure purposes, the Company is required to measure the fair value of outstanding satellite performance incentives on a recurring basis. The fair value of the Company's outstanding satellite performance incentives obligation is estimated at their carrying value based on current rates (Level 2).

NOTE 4 | Goodwill and Acquired Intangible Assets

During fiscal year 2012, the Company's goodwill decreased by approximately $0.1 million related to the effects of foreign currency translation recorded within the Company's government systems and commercial networks segments. During fiscal year 2011, the Company's goodwill increased by approximately $8.5 million, net, of which $7.4 million was related to the acquisition of Stonewood recorded within the Company's government systems segment. In addition, the Company recorded a $0.4 million increase to goodwill primarily for the tax effect of certain pre-acquisition net operating loss carryovers with a corresponding adjustment to deferred tax assets within the Company's satellite services segment. The Company also recorded a $0.5 million decrease to goodwill for the tax effect of certain pre-acquisition net operating loss carryovers with a corresponding adjustment to deferred tax liabilities within the Company's government systems segment. The remaining change relates to the effect of foreign currency translation recorded within the Company's government systems and commercial networks segments.

Other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of eight months to ten years. Amortization expense related to other acquired intangible assets was $18.7 million, $19.4 million and $9.5 million for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010, respectively.

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2013	$ 15,592
Expected for fiscal year 2014	13,848
Expected for fiscal year 2015	13,772
Expected for fiscal year 2016	10,193
Expected for fiscal year 2017	4,626
Thereafter	5,010
	$ 63,041

The allocation of the other acquired intangible assets and the related accumulated amortization as of March 30, 2012 and April 1, 2011 is as follows:

		As of March 30, 2012 (In thousands)			As of April 1, 2011 (In thousands)		
	Weighted Average Useful Life	Total	Accumulated Amortization	Net book Value	Total	Accumulated Amortization	Net book Value
Technology	6	$ 54,240	$ (47,959)	$ 6,281	$ 54,344	$ (43,930)	$ 10,414
Contracts and customer relationships	7	88,758	(39,966)	48,792	88,834	(28,597)	60,237
Non-compete agreements	4	413	(267)	146	9,332	(9,101)	231
Satellite co-location rights	9	8,600	(2,119)	6,481	8,600	(1,194)	7,406
Trade name	3	5,680	(4,339)	1,341	5,680	(2,446)	3,234
Other	6	5,894	(5,894)	—	9,331	(8,964)	367
Total other acquired intangible assets		$ 163,585	$ (100,544)	$ 63,041	$ 176,121	$ (94,232)	$ 81,889

NOTE 5 | Senior Notes and Other Long-Term Debt

Total long-term debt consisted of the following as of March 30, 2012 and April 1, 2011:

(In thousands)	As of March 30, 2012	As of April 1, 2011
SENIOR NOTES		
2016 Notes	$ 275,000	$ 275,000
Unamortized discount on the 2016 Notes	(2,209)	(2,704)
2020 Notes	275,000	—
Total Senior Notes, net of discount	547,791	272,296
Less: current portion of the Senior Notes	—	—
Total Senior Notes long-term, net	547,791	272,296
OTHER LONG-TERM DEBT		
Revolving credit facility	—	60,000
Capital lease obligations, due fiscal year 2014, weighted average interest rate of 4.63%	2,014	3,074
Total other long-term debt	2,014	63,074
Less: current portion of other long-term debt	1,240	1,128
Other long-term debt, net	774	61,946
Total debt	549,805	335,370
Less: current portion	1,240	1,128
Long-term debt, net	$ 548,565	$ 334,242

The aggregate payments on the Company's long-term debt obligations as of March 30, 2012 were as follows (excluding the effects of discount accretion on the 2016 Notes and required interest payments on the Credit Facility:

For the Fiscal Years Ending (In thousands)	
2013	$ 1,308
2014	786
2015	—
2016	—
2017	275,000
Thereafter	275,000
	552,094
Less: imputed interest	80
Less: unamortized discount on the 2016 Notes	2,209
Total	$ 549,805

CREDIT FACILITY

As of March 30, 2012, the Credit Facility, as amended, provided a revolving line of credit of $325.0 million (including up to $35.0 million of letters of credit), with a maturity date of January 25, 2016. Borrowings under the Credit Facility bear interest, at the Company's option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the Company's total leverage ratio. The Company has capitalized certain amounts of interest expense on the Credit Facility in connection with the construction of ViaSat-1, related gateway and networking equipment and other assets during the construction period. The Credit Facility is guaranteed by certain of the Company's domestic subsidiaries and secured by substantially all of the Company's and the Guarantor Subsidiaries' assets.

The Credit Facility contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. Subsequent to the fiscal year end, on May 9, 2012, the Company amended and restated the Credit Facility to, among other things, increase its letter of credit sub-limit from $35.0 million to $50.0 million and amend certain of the covenants under the Credit Facility to provide the Company with greater flexibility in the operation of its business. Commitments under the amended and restated revolving line of credit terminate on May 9, 2017.

The Company was in compliance with its financial covenants under the Credit Facility as of March 30, 2012. At March 30, 2012, the Company had no outstanding borrowings under the Credit Facility and $11.6 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of March 30, 2012 of $313.4 million.

SENIOR NOTES DUE 2016

In October 2009, the Company issued $275.0 million in principal amount of 2016 Notes in a private placement to institutional buyers, which 2016 Notes were exchanged in May 2010 for substantially identical 2016 Notes that had been registered with the Securities and Exchange Commission (SEC). The 2016 Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2010. The 2016 Notes were issued with an original issue discount of 1.24%, or $3.4 million. The 2016 Notes are recorded as long-term debt, net of original issue discount, in the Company's consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the 2016 Notes is amortized to interest expense on a straight-line basis over the term of the 2016 Notes.

The 2016 Notes are guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The 2016 Notes and the guarantees are the Company's and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2016 Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that are not guarantors of the 2016 Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the 2016 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, the Company may redeem up to 35% of the 2016 Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2016 Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such 2016 Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such 2016 Notes on September 15, 2012 plus (2) all required interest payments due on such 2016 Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2016 Notes. The 2016 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 15, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture), each holder will have the right to require the Company to repurchase all or any part of such holder's 2016 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2016 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

SENIOR NOTES DUE 2020

On February 27, 2012, the Company issued $275.0 million in principal amount of 2020 Notes in a private placement to institutional buyers. The 2020 Notes bear interest at the rate of 6.875% per year, payable semi-annually in cash in arrears, which interest payments commence in June 2012. The 2020 Notes are recorded as long-term debt in the Company's consolidated financial statements.

The 2020 Notes are guaranteed on an unsecured senior basis by each of the Guarantor Subsidiaries. The 2020 Notes and the guarantees are the Company's and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The 2020 Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that are not guarantors of the 2020 Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the 2020 Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to June 15, 2015, the Company may redeem up to 35% of the 2020 Notes at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the 2020 Notes prior to June 15, 2016, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such 2020 Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such 2020 Notes on June 15, 2016 plus (2) all required interest payments due on such 2020 Notes through June 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such 2020 Notes. The 2020 Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on June 15, 2016 at a redemption price of 103.438%, during the twelve months beginning on June 15, 2017 at a redemption price of 101.719%, and at any time on or after June 15, 2018 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined in the indenture), each holder will have the right to require the Company to repurchase all or any part of such holder's 2020 Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the 2020 Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In connection with the private placement of the 2020 Notes, the Company and the Guarantor Subsidiaries entered into a registration rights agreement with the initial purchasers in which the Company agreed to file a registration statement with the SEC to permit the holders to exchange or resell the 2020 Notes. The Company must use commercially reasonable efforts to consummate an exchange offer within one year after the issuance of the 2020 Notes or, under certain circumstances, to prepare and file a shelf registration statement to cover the resale of the 2020 Notes. If the Company and the Guarantor Subsidiaries do not comply with certain of their obligations under the registration rights agreement, the registration rights agreement provides that additional interest will accrue on the principal amount of the 2020 Notes at a rate of 0.25% per annum during the 90-day period immediately following such default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.00% per annum.

CAPITAL LEASES

Occasionally the Company may enter into capital lease agreements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of March 30, 2012 and April 1, 2011, the Company had approximately $2.0 million and $3.1 million, respectively, outstanding under capital leases payable over a weighted average period of 36 months, due fiscal year 2014. These lease agreements bear interest at a weighted average rate of 4.63% and can be extended on a month-to-month basis after the original term.

NOTE 6 | Common Stock and Stock Plans

In March 2010, the Company filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants, and rights. The securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

On March 31, 2010, the Company and certain former WildBlue equity and debt holders (the WildBlue Investors) completed the sale of an aggregate of 6,900,000 shares of ViaSat common stock in an underwritten public offering, 3,173,962 of which were sold by the Company and 3,726,038 of which were sold by such WildBlue Investors. The Company's net proceeds from the offering were approximately $100.5 million after deducting underwriting discounts and estimated offering expenses. The shares sold by such WildBlue Investors in the offering constituted shares of ViaSat common stock issued to such WildBlue Investors in connection with the Company's acquisition of WildBlue. On April 1, 2010, the Company used $80.0 million of the net proceeds to repay borrowings outstanding at that time under the Credit Facility. The remaining net proceeds from the offering were used for general corporate purposes.

In November 1996, the Company adopted the 1996 Equity Participation Plan (the Equity Participation Plan). The Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to September 2010 through various amendments of the Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 17,400,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Equity Participation Plan in the form of stock options or stock appreciation right are counted against the Equity Participation Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Equity Participation Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Equity Participation Plan share reserve as two shares for each share of common stock up to September 22, 2010 and subsequently as 2.65 shares for each share of common stock. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of March 30, 2012, the Company had granted options and restricted stock units, net of cancellations, to purchase 9,320,033 and 3,053,239 shares of common stock, respectively, under the Equity Participation Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In July of 2009, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,500,000 shares to 2,250,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 30, 2012, the Company had issued 1,837,156 shares of common stock under the Employee Stock Purchase Plan.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

	Fiscal Years Ended		
(In thousands)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Stock-based compensation expense before taxes	$ 21,382	$ 17,440	$ 12,212
Related income tax benefits	(8,010)	(6,511)	(4,429)
Stock-based compensation expense, net of taxes	$ 13,372	$ 10,929	$ 7,783

For fiscal year 2012, the Company recorded no incremental tax benefits from stock options exercised and restricted stock unit award vesting as the excess tax benefit from stock options exercised and restricted stock unit award vesting increased the Company's net operating loss carryforward. For fiscal year 2011, the Company recorded an incremental tax benefit from stock options exercised and restricted stock unit awards vesting of $0.9 million which was classified as part of cash flows from financing activities in the consolidated statements of cash flows. For fiscal year 2010, the Company recorded no incremental tax benefits from stock options exercised and restricted stock unit award vesting as the excess tax benefit from stock options exercised and restricted stock unit award vesting increased the Company's net operating loss carryforward.

The Company has no awards with market or performance conditions. The compensation cost that has been charged against income for the Equity Participation Plan under the authoritative guidance for share-based payments was $20.0 million, $16.2 million and $10.9 million, and for the Employee Stock Purchase Plan was $1.4 million, $1.2 million and $1.3 million, for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010, respectively. The Company capitalized $1.6 million of stock-based compensation expense as a part of the cost for software development for resale included in other assets and as a part of the machinery and equipment for the internal use included in property, equipment and satellites for the fiscal year 2012. There was no material compensation cost capitalized for fiscal years 2011 and 2010.

As of March 30, 2012, total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan was $61.4 million and $0.5 million, respectively. These costs are expected to be recognized over a weighted average period of 2.6 years, for each stock options and restricted stock units under the Equity Participation Plan and less than six months for the Employee Stock Purchase Plan.

STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN The Company's employee stock options typically have a simple four-year vesting schedule and a six to ten year contractual term. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during fiscal year 2012 was $17.36 and $11.74 per share, respectively, during fiscal year 2011 was $14.24 and $8.55 per share, respectively, and during fiscal year 2010 was $10.55 and $7.84 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options			Employee Stock Purchase Plan		
	Fiscal Year 2012	**Fiscal Year 2011**	**Fiscal Year 2010**	**Fiscal Year 2012**	**Fiscal Year 2011**	**Fiscal Year 2010**
Volatility	41.4%	42.2%	43.0%	38.4%	28.3%	43.7%
Risk-free interest rate	0.9%	0.9%	1.6%	0.1%	0.2%	0.3%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life	5.5 years	4.2 years	4.2 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards. The expected term or life of employee stock options represents the expected period of time from the date of grant to the estimated date that the stock options under the Company's Equity Participation Plan would be fully exercised. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. Prior to fiscal year 2012, the expected life of employee stock options was calculated using the simplified method consistent with the authoritative guidance for share-based payments, due to significant changes in the Company's option terms in October of 2006 and due to stock options meeting "plain-vanilla" requirements.

A summary of employee stock option activity for fiscal year 2012 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at April 1, 2011	3,839,468	$ 22.66		
Options granted	368,000	44.73		
Options canceled	(10,200)	32.11		
Options exercised	(795,634)	18.45		
Outstanding at March 30, 2012	3,401,634	$ 26.00	2.62	$ 75,556
Vested and exercisable at March 30, 2012	2,631,472	$ 22.27	2.01	$ 68,273

The total intrinsic value of stock options exercised during fiscal years 2012, 2011 and 2010 was $20.8 million, $21.3 million and $11.3 million, respectively.

Transactions related to the Company's stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at April 3, 2009	5,449,049	$ 20.12
Options granted	383,900	29.05
Options canceled	(94,874)	29.06
Options exercised	(1,019,899)	19.06
Outstanding at April 2, 2010	4,718,176	20.90
Options granted	266,250	41.26
Options canceled	(20,543)	27.40
Options exercised	(1,124,415)	19.60
Outstanding at April 1, 2011	3,839,468	22.66
Options granted	368,000	44.73
Options canceled	(10,200)	32.11
Options exercised	(795,634)	18.45
Outstanding at March 30, 2012	3,401,634	$ 26.00

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

RESTRICTED STOCK UNITS Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2012, 2011 and 2010, the Company recognized $16.7 million, $12.6 million and $7.4 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2012, 2011 and 2010 was $44.28, $41.48 and $29.19, respectively. A summary of restricted stock unit activity for fiscal year 2012 is presented below:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value per Share
Outstanding at April 1, 2011	1,549,463	$ 32.41
Awarded	684,692	44.28
Forfeited	(36,474)	33.07
Released	(472,311)	44.11
Outstanding at March 30, 2012	1,725,370	$ 37.57
Vested and deferred at March 30, 2012	69,601	$ 26.71

The total fair value of shares vested related to restricted stock units during the fiscal years 2012, 2011 and 2010 was $15.1 million, $11.3 million and $5.5 million, respectively.

Transactions related to the Company's restricted stock units are summarized as follows:

	Number of Restricted Stock Units
Outstanding at April 3, 2009	814,211
Awarded	831,250
Forfeited	(21,807)
Released	(234,039)
Outstanding at April 2, 2010	1,389,615
Awarded	630,056
Forfeited	(37,035)
Released	(433,173)
Outstanding at April 1, 2011	1,549,463
Awarded	684,692
Forfeited	(36,474)
Released	(472,311)
Outstanding at March 30, 2012	1,725,370

NOTE 7 | Shares Used in Computing Diluted Net Income per Share

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
WEIGHTED AVERAGE:			
Common shares outstanding used in calculating basic net income per share attributable to ViaSat, Inc. common stockholders	42,325	40,858	33,020
Options to purchase common stock as determined by application of the treasury stock method	1,352	1,611	1,404
Restricted stock units to acquire common stock as determined by application of the treasury stock method	435	428	272
Potentially issuable shares in connection with certain terms of the amended ViaSat 401(k) Profit Sharing Plan and Employee Stock Purchase Plan equivalents	114	162	143
Shares used in computing diluted net income per share attributable to ViaSat, Inc. common stockholders	44,226	43,059	34,839

Antidilutive shares relating to stock options excluded from the calculation were 379,618 for the fiscal year ended March 30, 2012, 108,637 for the fiscal year ended April 1, 2011 and 496,545 for the fiscal year ended April 2, 2010. Antidilutive shares relating to restricted stock units excluded from the calculation were 1,682 for the fiscal year ended March 30, 2012, 4,525 for the fiscal year ended April 1, 2011 and 521 for the fiscal year ended April 2, 2010.

NOTE 8 | Income Taxes

The provision for income taxes includes the following:

(In thousands)	Fiscal Years Ended March 30 2012	April 1 2011	April 2 2010
Current tax (benefit) provision			
Federal	$ (4,761)	$ 433	$ (6,461)
State	(482)	3,178	(667)
Foreign	(45)	222	199
	(5,288)	3,833	(6,929)
Deferred tax (benefit) provision			
Federal	(1,519)	3,704	13,608
State	(6,334)	(7,064)	(1,191)
Foreign	(510)	(475)	(50)
	(8,363)	(3,835)	12,367
Total (benefit from) provision for income taxes	$ (13,651)	$ (2)	$ 5,438

Significant components of the Company's net deferred tax assets are as follows:

(In thousands)	As of March 30, 2012	As of April 1, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 163,548	$ 79,930
Tax credit carryforwards	64,013	46,355
Warranty reserve	4,482	5,086
Accrued compensation	5,547	5,125
Deferred rent	3,390	2,673
Inventory reserve	6,069	4,899
Stock-based compensation	9,793	8,830
Contract accounting	768	1,415
Other	8,027	8,060
Valuation allowance	(14,695)	(12,671)
Total deferred tax assets	250,942	149,702
Deferred tax liabilities:		
Property, equipment and satellites and intangible assets	(180,096)	(87,254)
Total deferred tax liabilities	(180,096)	(87,254)
Net deferred tax assets	$ 70,846	$ 62,448

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

(In thousands)	Fiscal Years Ended March 30 2012	April 1 2011	April 2 2010
Tax (benefit) expense at federal statutory rate	$ (2,128)	$ 12,749	$ 12,698
State tax provision, net of federal benefit	112	1,375	2,259
Tax credits, net of valuation allowance	(12,973)	(15,615)	(11,408)
Manufacturing deduction	176	—	—
Non-deductible transaction costs	—	30	1,435
Non-deductible compensation	700	1,054	377
Non-deductible meals and entertainment	447	328	163
Other	15	77	(86)
Total (benefit from) provision for income taxes	$ (13,651)	$ (2)	$ 5,438

As of March 30, 2012, the Company had federal and state research credit carryforwards of approximately $52.2 million and $58.6 million, respectively, which begin to expire in fiscal year 2026 and fiscal year 2018, respectively, and federal and state net operating loss carryforwards of approximately $467.9 million and $347.4 million, respectively, which begin to expire in fiscal year 2020 and fiscal year 2012, respectively.

The Company recognizes excess tax benefits associated with share-based compensation to stockholders' equity only when realized. When assessing whether excess tax benefits relating to share-based compensation have been realized, the Company follows the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to share-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the Company. During fiscal year 2012, the Company did not realize any excess tax benefits. As of March 30, 2012, the Company had $17.3 million of unrealized excess tax benefits associated with share-based compensation. These tax benefits will be accounted for as a credit to additional paid-in capital if and when realized, rather than a reduction of the provision for income taxes.

In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $14.7 million at March 30, 2012 and $12.7 million at April 1, 2011 has been established relating to state net operating loss carryforwards and research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused.

If the Company has an "Ownership Change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its net operating loss and tax credit carryforwards.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(In thousands)	As of March 30, 2012	As of April 1, 2011	As of April 2, 2010
Balance, beginning of fiscal year	$ 33,015	$ 31,759	$ 37,917
Increase (decrease) related to prior year tax positions	819	1,819	(2,058)
Increases related to current year tax positions	3,148	4,740	3,031
Statute expirations	(3,426)	(5,303)	(3,452)
Settlements	—	—	(3,679)
Balance, end of fiscal year	$ 33,556	$ 33,015	$ 31,759

Of the total unrecognized tax benefits at March 30, 2012, approximately $26.4 million would reduce the Company's annual effective tax rate if recognized, subject to valuation allowance consideration.

Included in the balance at March 30, 2012 are $0.8 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $2.5 million as a result of the expiration of the statute of limitations or settlements with tax authorities for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. The Internal Revenue Service ("IRS") examination of the Company's U.S. federal tax returns for fiscal years 2009 and 2010 was completed in the first quarter of fiscal 2012 and no changes were made. However, the statute of limitations on the Company's U.S. federal tax returns remains open for fiscal years 2009 through 2011. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. With few exceptions, fiscal years 2008 to 2011 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest or penalties associated with uncertain tax positions as of March 30, 2012.

NOTE 9 | Acquisitions

STONEWOOD ACQUISITION

On July 8, 2010, the Company completed the acquisition of all outstanding shares of the parent company of Stonewood. Stonewood is a leader in the design, manufacture and delivery of data at rest encryption products and services. Stonewood products are used to encrypt data on computer hard drives so that a lost or stolen laptop does not result in the compromise of classified information or the loss of intellectual property. The purchase price of approximately $18.8 million was comprised of $4.6 million related to the fair value of 144,962 shares of the Company's common stock issued at the closing and $14.2 million in cash consideration paid to former Stonewood stockholders. The $14.2 million in cash consideration paid to the former Stonewood stockholders less cash acquired of $0.7 million resulted in a net cash outlay of approximately $13.5 million.

In accordance with the authoritative guidance for business combinations (ASC 805), the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. Under the authoritative guidance for business combinations, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs incurred by the Company were approximately $0.9 million, all of which were incurred and recorded in selling, general and administrative expenses in fiscal year 2011.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 4,382
Property and equipment	484
Identifiable intangible assets	11,199
Goodwill	7,381
Total assets acquired	23,446
Current liabilities	(1,843)
Other long-term liabilities	(2,770)
Total liabilities assumed	(4,613)
Total purchase price	$ 18,833

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

(In thousands)	Fair Value	Estimated Weighted Average Life
Technology	$ 9,026	5
Customer relationships	1,977	10
Non-compete agreements	196	5
Total identifiable intangible assets	$ 11,199	6

The intangible assets acquired in the Stonewood business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach and/or income approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets.

The acquisition of Stonewood is beneficial to the Company as it enhances the Company's current encryption security offerings within the Company's information assurance products and provides additional solutions in the design, manufacture and delivery of data at rest encryption products and services. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of preliminary estimated goodwill, which was recorded within the Company's government systems segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. During the fourth quarter of fiscal year 2011, the Company recorded a $0.5 million adjustment to the preliminary purchase price allocation for Stonewood related to pre-acquisition net operating loss carryovers, reducing the Company's government systems segment goodwill with a corresponding adjustment to deferred tax liabilities.

The consolidated financial statements include the operating results of Stonewood from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

WILDBLUE ACQUISITION

On December 15, 2009, the Company completed the acquisition of all outstanding shares of WildBlue, a privately held provider of broadband internet service, delivering two-way broadband internet access via satellite in the contiguous United States. The purchase price of approximately $574.6 million was comprised primarily of $131.9 million related to the fair value of 4,286,250 shares of the Company's common stock issued at the closing date and $442.7 million in cash consideration. The $442.7 million in cash consideration paid to the former WildBlue stockholders less cash and restricted cash acquired of $64.7 million resulted in a net cash outlay of approximately $378.0 million. As of April 2, 2010, all of the acquired restricted cash had become unrestricted. Total merger-related transaction costs incurred by the Company related to WildBlue acquisition were approximately $8.7 million, all of which were incurred and recorded in selling, general and administrative expenses in fiscal year 2010.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 106,672
Property, equipment and satellites	378,263
Identifiable intangible assets	82,070
Goodwill	9,809
Deferred income taxes	22,693
Other assets	1,969
Total assets acquired	601,476
Current liabilities	(19,689)
Other long-term liabilities	(7,168)
Total liabilities assumed	(26,857)
Total purchase price	$ 574,619

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

(In thousands)	Fair Value	Estimated Weighted Average Life
Trade name	$ 5,680	3
Customer relationships—retail	39,840	6
Customer relationships—wholesale	27,950	8
Satellite co-location rights	8,600	10
Total identifiable intangible assets	$ 82,070	7

The intangible assets acquired in the WildBlue business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach, income approach and/or cost approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets. Under the terms of the co-location right agreement, the Company has certain option periods that begin in approximately 10 years based upon the life of Anik F2 Ka-Band Payload.

The acquisition of WildBlue is beneficial to the Company as it is expected to enable the Company to integrate the extensive bandwidth capacity of its ViaSat-1 satellite into WildBlue's existing distribution and fulfillment resources, which are expected to reduce initial service costs and improve subscriber growth. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill, which was recorded within the Company's satellite services segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. During fiscal year 2011, the Company recorded a $0.4 million adjustment to the final purchase price allocation for WildBlue primarily related to pre-acquisition net operating loss carryovers, increasing the Company's satellite services segment goodwill with a corresponding adjustment to deferred tax assets.

The consolidated financial statements include the operating results of WildBlue from the date of acquisition. During fiscal year 2010, since the acquisition date, the Company recorded approximately $63.4 million in revenue and $0.4 million of net income with respect to the WildBlue business in the Company's consolidated statements of operations.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited financial information in the table below summarizes the combined results of operations for the Company and WildBlue on a pro forma basis, as though the companies had been combined as of the beginning of the related fiscal year. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal year. The pro forma financial information for fiscal year 2010 include the business combination accounting effect on historical WildBlue revenue, elimination of the historical ViaSat revenues and related costs of revenues derived from sales of CPE units to WildBlue, amortization and depreciation charges from acquired intangible and tangible assets, the difference between WildBlue's and ViaSat's historical interest expense/interest income due to ViaSat's new capitalization structure as a result of the acquisition, related tax effects and adjustment to shares outstanding for shares issued for the acquisition.

(In thousands, except per share data)	Fiscal Year Ended April 2 2010
Total revenues	$ 818,505
Net income attributable to ViaSat, Inc.	$ 30,792
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.85
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.81

NOTE 10 | Employee Benefits

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code which was amended during the fourth quarter of fiscal year 2009. Under the amended plan, the Company may make discretionary contributions to the plan which vest over six years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the fiscal year-end, the Company elected to settle the discretionary contributions liability in stock. Based on the year-end common stock closing price, the Company would issue 144,984 shares of common stock at this time. Discretionary contributions accrued by the Company as of March 30, 2012 and April 1, 2011 amounted to $7.0 million and $6.3 million, respectively.

NOTE 11 | Commitments

In January 2008, the Company entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada related to the Company's high-capacity Ka-band spot-beam satellite, ViaSat-1. In October 2011, VaiSat-1 was successfully launched into orbit. SS/L handed over operation of the satellite to the Company in December 2011, following the successful completion of the manufacturer's in-orbit testing. In January 2012, the Company commenced commercial operation of its ViaSat-1-based Exede broadband services. The Company's contract with SS/L requires monthly in-orbit satellite performance incentive payments, including interest, over a fifteen-year period from December 2011 until December 2026, subject to the continued satisfactory performance of the satellite. The Company recorded the net present value of these expected future payments as a liability and as a component of the cost of the satellite during the third quarter of fiscal year 2012. As of March 30, 2012, the Company's estimated satellite performance incentives obligation and accrued interest was $22.5 million, of which $1.6 million and $20.9 million have been classified current in accrued liabilities and non-current in other liabilities, respectively. Under the satellite construction contract with SS/L, the Company may incur up to $39.4 million in total costs for satellite performance incentives obligation and related interest earned over the fifteen-year period with potential future minimum payments of $1.6 million, $1.7 million, $1.8 million, $2.0 million and $2.1 million in fiscal years 2013, 2014, 2015, 2016 and 2017, respectively, with $29.7 million commitments thereafter.

On May 7, 2009, the Company entered into an Amended and Restated Launch Services Agreement with Arianespace, whereby Arianespace has agreed to perform certain launch services for a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments of $34.1 million, $13.2 million, $1.5 million, $0.6 million and $0.1 million in fiscal years 2013, 2014, 2015, 2016 and 2017, respectively, with no further commitments thereafter.

The Company leases office and other facilities under non-cancelable operating leases with initial terms ranging from one to fifteen years which expire between fiscal year 2013 and fiscal year 2023 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in the authoritative guidance for leases including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $18.9 million, $17.1 million and $14.5 million in fiscal years 2012, 2011 and 2010, respectively.

Future minimum lease payments are as follows:

Fiscal Years Ending	(In thousands)
2013	$ 19,401
2014	19,637
2015	18,702
2016	17,742
2017	14,841
Thereafter	42,585
	$ 132,908

NOTE 12 | Contingencies

On February 1, 2012, the Company filed a complaint against SS/L and its parent company Loral in the United States District Court for the Southern District of California for patent infringement and breach of contract relating to the manufacture of ViaSat-1. The Company alleges, among other things, that SS/L and Loral infringed U.S. Patent Nos. 8,107,875, 8,010,043, 8,068,827 and 7,773,942 by making, using, offering to sell and/or selling other high-capacity broadband satellites, and have requested monetary damages, injunctive relief and other remedies.

On April 9, 2012, SS/L filed a complaint against the Company in the United States District Court for the Southern District of California for patent infringement and declaratory relief. SS/L's declaratory relief claims relate to the Company's complaint described above. Specifically, SS/L seeks a judicial declaration that SS/L did not breach the parties' contract for the manufacture of ViaSat-1, that SS/L does not infringe the Company's patents described above and that those patents are invalid and/or unenforceable. SS/L also alleges that the Company infringed U.S. Patent Nos. 6,879,808, 6,400,696 and 7,219,132 by providing broadband internet service by means of the Anik F2 satellite using ViaSat satellite gateways and satellite user terminals. SS/L has indicated that it intends to seek consolidation of its case with the case the Company previously filed against SS/L and Loral.

The Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

The Company entered into the Indemnification Agreement with the Indemnitors in connection with the Company's acquisition of WildBlue. Pursuant to the terms of the Indemnification Agreement, the Indemnitors agreed to indemnify the Company for any damages relating to, among other things, the Action. During the third quarter of fiscal year 2012, the parties to the Action entered into a settlement agreement whereby the parties agreed to release all claims in exchange for a payment of $20.5 million by WildBlue to the plaintiffs. Payment of this amount by WildBlue was expressly conditioned upon the Indemnitors fully funding all amounts other than the $0.5 million the Company was obligated to pay under the Indemnification Agreement. In January 2012, in accordance with the terms of the settlement agreement, the Company received $20.0 million in cash from the Indemnitors and paid $20.5 million to the plaintiffs in the Action. Under the indemnification agreement, the Company had no amounts outstanding as of March 30, 2012 and a liability of $0.5 million as of April 1, 2011.

The Company has contracts with various U.S. government agencies. Accordingly, the Company is routinely subject to audit and review by the DCMA, the DCAA and other U.S. government agencies of its performance on government contracts, indirect rates and pricing practices, accounting and management internal control business systems, and compliance with applicable contracting and procurement laws, regulations and standards. An adverse outcome to a review or audit or other failure to comply with applicable contracting and procurement laws, regulations and standards could result in material civil and criminal penalties and administrative sanctions being imposed on the Company, which may include termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, significant customer refunds, fines and suspension, or a prohibition on doing business with U.S. government agencies. In addition, if the Company fails to obtain an "adequate" determination of its various accounting and management internal control business systems from applicable U.S. government agencies or if allegations of impropriety are made against it, the Company could suffer serious harm to its business or its reputation, including its ability to bid on new contracts or receive contract renewals and its competitive position in the bidding process. The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2003 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2002 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of March 30, 2012 and April 1, 2011, the Company had $6.7 million in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on status of the related contracts.

NOTE 13 | Product Warranty

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2012, 2011 and 2010.

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
Balance, beginning of period	$ 12,942	$ 11,208	$ 11,194
Change in liability for warranties issued in period	5,441	7,396	6,988
Settlements made (in cash or in kind) during the period	(6,732)	(5,662)	(6,974)
Balance, end of period	$ 11,651	$ 12,942	$ 11,208

NOTE 14 | Restructuring

In the third quarter of fiscal year 2010, the Company initiated a post-acquisition restructuring plan related to the termination of certain duplicative employee positions upon the acquisition of WildBlue. Under the terms of the plan, the Company recorded restructuring charges of approximately $0.5 million and $2.7 million as part of selling, general and administrative expenses within the satellite services segment during fiscal years 2011 and 2010, respectively. The Company recorded no restructuring charges during fiscal year 2012. As of March 30, 2012 and April 1, 2011, no restructuring charges and $0.2 million of restructuring charges, respectively, remained unpaid and recorded in accrued liabilities. During fiscal year 2012, 2011 and 2010, the Company paid approximately $0.2 million, $0.6 million and $2.4 million of the outstanding restructuring liabilities, respectively.

NOTE 15 | Segment Information

The Company's reporting segments, comprised of the satellite services, commercial networks and government systems segment, are primarily distinguished by the type of customer and the related contractual requirements. The Company's satellite services segment provides retail and wholesale satellite-based broadband internet services for its consumer, enterprise and mobile broadband customers in the United States, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers worldwide. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products, some of which are ultimately used by the Company's satellite services segment. The Company's government systems segment develops and produces network-centric IP-based secure government communications systems, products, services and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

As discussed further in Note 1, included in the government systems segment operating profit for fiscal year 2011 is an $8.5 million forward loss recorded on a government satellite communications program. As discussed in Note 1, also included in the government systems segment operating profit for fiscal year 2011 is an additional $5.0 million in contract related reserves for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings. The Company's satellite services segment operating profit for fiscal year 2011 reflects a $5.2 million benefit to cost of service revenues related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

Segment revenues and operating profits (losses) for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010 were as follows:

(In thousands)	Fiscal Years Ended March 30 2012	April 1 2011	April 2 2010
Revenues			
Satellite Services			
Product	$ 2,998	$ 5,551	$ 1,012
Service	219,674	229,401	74,797
Total	222,672	234,952	75,809
Commercial Networks			
Product	229,941	167,446	213,142
Service	21,736	15,697	13,978
Total	251,677	183,143	227,120
Government Systems			
Product	309,125	350,941	369,920
Service	80,153	33,170	15,231
Total	389,278	384,111	385,151
Elimination of intersegment revenues	—	—	—
Total revenues	$ 863,627	$ 802,206	$ 688,080
Operating (losses) profits			
Satellite Services	$ (16,790)	$ 38,228	$ (9,305)
Commercial Networks	(12,974)	(9,482)	6,091
Government Systems	50,690	29,872	55,720
Elimination of intersegment operating profits	—	—	—
Segment operating profit before corporate and amortization	20,926	58,618	52,506
Corporate	—	44	(2)
Amortization of acquired intangible assets	(18,732)	(19,409)	(9,494)
Income from operations	$ 2,194	$ 39,253	$ 43,010

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. Segment assets as of March 30, 2012 and April 1, 2011 were as follows:

(In thousands)	As of March 30, 2012	As of April 1, 2011
Segment assets		
Satellite Services	$ 95,671	$ 93,857
Commercial Networks	170,553	133,158
Government Systems	219,199	228,194
Total segment assets	485,423	455,209
Corporate assets	1,241,730	950,539
Total assets	$ 1,727,153	$ 1,405,748

Other acquired intangible assets, net and goodwill included in segment assets as of March 30, 2012 and April 1, 2011 were as follows:

	Other Acquired Intangible Assets, Net		Goodwill	
(In thousands)	March 30 2012	April 1 2011	March 30 2012	April 1 2011
Satellite Services	$ 52,390	$ 65,341	$ 9,809	$ 9,809
Commercial Networks	2,186	5,391	43,739	43,700
Government Systems	8,465	11,157	29,913	30,023
Total	$ 63,041	$ 81,889	$ 83,461	$ 83,532

Amortization of acquired intangible assets by segment for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010 was as follows:

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
Satellite Services	$ 12,951	$ 12,951	$ 3,779
Commercial Networks	3,224	4,001	4,629
Government Systems	2,557	2,457	1,086
Total amortization of acquired intangible assets	$ 18,732	$ 19,409	$ 9,494

Revenue information by geographic area for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010 was as follows:

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
United States	$ 680,655	$ 667,060	$ 554,522
Europe, Middle East and Africa	114,382	95,356	90,838
Asia, Pacific	22,683	24,203	25,293
North America other than United States	32,657	8,321	9,026
Central and Latin America	13,250	7,266	8,401
Total	$ 863,627	$ 802,206	$ 688,080

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was $18.7 million and $7.9 million at March 30, 2012 and April 1, 2011, respectively.

NOTE 16 | Certain Relationships and Related-Party Transactions

Michael Targoff, who served as a director of the Company between February 2003 and February 2012, currently serves as the Chief Executive Officer and the Vice Chairman of the board of directors of Loral, the parent of SS/L, and is also a director of Telesat Holdings Inc., a joint venture company formed by Loral and the Public Sector Pension Investment Board to acquire Telesat Canada in October 2007. John Stenbit, a director of the Company since August 2004, also currently serves on the board of directors of Loral.

In January 2008, the Company entered into a satellite construction contract with SS/L under which the Company purchased a new high-capacity Ka-band spot-beam satellite, ViaSat-1, designed by the Company and constructed by SS/L. In addition, the Company entered into a beam sharing agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs associated with the ViaSat-1 satellite project. The Company's purchase of the ViaSat-1 satellite from SS/L was approved by the disinterested members of the Company's Board of Directors, after a determination by the disinterested members of the Company's Board that the terms and conditions of the purchase were fair to and in the best interests of the Company and its stockholders. On March 1, 2011, Loral entered into agreements with Telesat Canada pursuant to which Loral assigned to Telesat Canada and Telesat Canada assumed from Loral all of Loral's rights and obligations with respect to the Canadian beams on ViaSat-1. In October 2011, ViaSat-1 was successfully launched into orbit. SS/L handed over operation of the satellite to the Company in December 2011 following the successful completion of the manufacturer's in-orbit testing. The Company's contract with SS/L requires the Company to make monthly satellite performance incentive payments, including interest, over a fifteen-year period, commencing from the transfer of title of the satellite to the Company, subject to the continued satisfactory performance of the satellite (see Note 11). Material amounts related to the satellite construction contract with SS/L are disclosed in the tables below.

In addition, from time to time, the Company enters into various contracts in the ordinary course of business with SS/L and Telesat Canada. Material amounts related to these contracts are disclosed in the tables below.

Current payables included in accrued liabilities, collection in excess of revenues and deferred revenues included in accrued liabilities and long-term payables included in other liabilities as of March 30, 2012 and April 1, 2011 were as follows:

(In thousands)	As of March 30, 2012	As of April 1, 2011
Payables, current		
Loral – satellite construction contract	$ 1,599	$ —
Collections in excess of revenues and deferred revenues		
Loral – ordinary course of business	*	1,376
Payables, long-term		
Loral – satellite construction contract (estimated satellite performance incentives)	20,910	—

* Amounts were not meaningful.

Revenue and expense for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010 were as follows:

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
Revenue			
Loral – ordinary course of business	$ 3,983	$ 3,282	$ —
Expense			
Telesat Canada – ordinary course of business	3,380	2,153	2,146

Cash received and cash paid during the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010 were as follows:

	Fiscal Years Ended		
(In thousands)	March 30 2012	April 1 2011	April 2 2010
Cash received			
Loral – Beam Sharing Agreement	$ 4,298	$ 8,230	$ 2,609
Telesat Canada – Beam Sharing Agreement	9,159	—	—
Loral – ordinary course of business	1,194	3,876	—
Telesat Canada – ordinary course of business	2,930	1,239	1,922
Cash paid			
Loral – satellite construction contract (including estimated satellite performance incentives)	4,174	25,020	62,883
Telesat Canada – ordinary course of business	7,606	7,178	2,126

As discussed in Note 1, the Company entered into the Indemnification Agreement with the Indemnitors in connection with the Company's acquisition of WildBlue. Pursuant to the terms of the Indemnification Agreement, the Indemnitors agreed to indemnify the Company for any damages relating to, among other things, the Action. During the third quarter of fiscal year 2012, the parties to the Action entered into a settlement agreement whereby the parties agreed to release all claims in exchange for a payment of $20.5 million by WildBlue to the plaintiffs. Payment of this amount by WildBlue was expressly conditioned upon the Indemnitors fully funding an escrow account covering all amounts other than the $0.5 million the Company was obligated to pay under the Indemnification Agreement. In January 2012, in accordance with the terms of the settlement agreement, the Company received $20.0 million in cash from the Indemnitors and paid $20.5 million to the plaintiffs in the Action. One of the former WildBlue stockholders and plaintiffs in the Action was TimesArrow Capital I, LLC. Thomas Moore, Senior Vice President of the Company, served as the administrative member of, and held 33.3% of the equity interests in, TimesArrow. Of the $20.5 million paid to the plaintiffs in the Action, TimesArrow and Mr. Moore received $3.0 million and $1.0 million, respectively.

NOTE 17 | Financial Statements of Parent and Subsidiary Guarantors

The $550.0 million in aggregate principal amount of Senior Notes issued by the Company are comprised of $275.0 million in principal amount of 2016 Notes and $275.0 million in principal amount of 2020 Notes. The Senior Notes are jointly and severally guaranteed on a full and unconditional basis by each of the Guarantor Subsidiaries, subject to certain customary release provisions, including the sale, transfer or other disposition of the capital stock or all or substantially all of the assets of a Guarantor Subsidiary, the designation of a Guarantor Subsidiary as an unrestricted subsidiary, the release or discharge of the Guarantor Subsidiary's guarantee of the Credit Facility or the exercise of the legal defeasance option or covenant defeasance option. All of the Guarantor Subsidiaries are direct or indirect 100% owned subsidiaries of the Company. The indentures governing the Senior Notes limit, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and statements of cash flows for the Company (as "Issuing Parent Company"), the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated Company and subsidiaries as of March 30, 2012 and April 1, 2011 and for the fiscal years ended March 30, 2012, April 1, 2011 and April 2, 2010.

Condensed Consolidated Balance Sheet as of March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 162,426	$ 439	$ 9,718	$ —	$ 172,583
Accounts receivable, net	192,313	12,411	6,966	—	211,690
Inventories	106,151	16,474	5,021	—	127,646
Deferred income taxes	18,482	1,526	308	—	20,316
Prepaid expenses and other current assets	27,128	2,923	866	—	30,917
Total current assets	506,500	33,773	22,879	—	563,152
Satellites, net	358,580	227,151	—	—	585,731
Property and equipment, net	178,611	110,137	6,225	—	294,973
Other acquired intangible assets, net	2,633	52,389	8,019	—	63,041
Goodwill	63,939	9,687	9,835	—	83,461
Investments in subsidiaries and intercompany receivables	437,631	2,501	1,428	(441,560)	—
Other assets	117,300	18,886	609	—	136,795
Total assets	$ 1,665,194	$ 454,524	$ 48,995	$ (441,560)	$ 1,727,153
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 62,085	$ 12,192	$ 763	$ —	$ 75,040
Accrued liabilities	128,327	27,477	3,958	—	159,762
Current portion of other long-term debt	129	1,111	—	—	1,240
Total current liabilities	190,541	40,780	4,721	—	236,042
Senior Notes, net	547,791	—	—	—	547,791
Other long-term debt	74	700	—	—	774
Intercompany payables	1,428	4,462	9,429	(15,319)	—
Other liabilities	37,385	10,269	2,699	—	50,353
Total liabilities	777,219	56,211	16,849	(15,319)	834,960
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	887,975	398,313	32,146	(430,459)	887,975
Noncontrolling interest in subsidiary	—	—	—	4,218	4,218
Total equity	887,975	398,313	32,146	(426,241)	892,193
Total liabilities and equity	$ 1,665,194	$ 454,524	$ 48,995	$ (441,560)	$ 1,727,153

Condensed Consolidated Balance Sheet as of April 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 24,347	$ 7,600	$ 8,543	$ —	$ 40,490
Accounts receivable, net	171,183	10,644	10,062	—	191,889
Inventories	88,542	7,484	2,932	(403)	98,555
Deferred income taxes	16,428	1,723	162	492	18,805
Prepaid expenses and other current assets	15,236	4,745	1,160	—	21,141
Total current assets	315,736	32,196	22,859	89	370,880
Satellites, net	276,418	256,582	—	—	533,000
Property and equipment, net	122,945	103,410	7,785	(1,001)	233,139
Other acquired intangible assets, net	6,201	65,341	10,347	—	81,889
Goodwill	63,939	9,686	9,907	—	83,532
Investments in subsidiaries and intercompany receivables	490,288	2,246	404	(492,938)	—
Other assets	89,834	12,922	552	—	103,308
Total assets	$ 1,365,361	$ 482,383	$ 51,854	$ (493,850)	$ 1,405,748
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 62,465	$ 8,164	$ 1,083	$ —	$ 71,712
Accrued liabilities	100,749	25,691	4,143	—	130,583
Current portion of other long-term debt	116	1,012	—	—	1,128
Total current liabilities	163,330	34,867	5,226	—	203,423
Senior Notes, net	272,296	—	—	—	272,296
Other long-term debt	60,203	1,743	—	—	61,946
Intercompany payables	14,606	—	11,945	(26,551)	—
Other liabilities	16,464	4,321	3,057	—	23,842
Total liabilities	526,899	40,931	20,228	(26,551)	561,507
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	838,462	441,452	31,626	(471,415)	840,125
Noncontrolling interest in subsidiary	—	—	—	4,116	4,116
Total equity	838,462	441,452	31,626	(467,299)	844,241
Total liabilities and equity	$ 1,365,361	$ 482,383	$ 51,854	$ (493,850)	$ 1,405,748

Condensed Consolidated Statement of Operations for the Fiscal Year Ended March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 514,577	$ 2,998	$ 24,767	$ (278)	$ 542,064
Service revenues	106,548	206,470	10,482	(1,937)	321,563
Total revenues	621,125	209,468	35,249	(2,215)	863,627
Operating expenses:					
Cost of product revenues	384,858	2,902	16,711	(1,677)	402,794
Cost of service revenues	66,833	160,579	7,612	(1,837)	233,187
Selling, general and administrative	119,227	53,051	9,453	(3)	181,728
Independent research and development	24,109	—	928	(45)	24,992
Amortization of acquired intangible assets	3,569	12,954	2,209	—	18,732
Income (loss) from operations	22,529	(20,018)	(1,664)	1,347	2,194
Other income (expense):					
Interest income	264	—	6	(210)	60
Interest expense	(8,199)	(108)	(210)	210	(8,307)
Income (loss) before income taxes	14,594	(20,126)	(1,868)	1,347	(6,053)
Provision for (benefit from) income taxes	(7,407)	(6,038)	(698)	492	(13,651)
Equity in net income (loss) of consolidated subsidiaries	(15,360)	—	—	15,360	—
Net income (loss)	6,641	(14,088)	(1,170)	16,215	7,598
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	102	102
Net income (loss) attributable to ViaSat, Inc.	$ 6,641	$ (14,088)	$ (1,170)	$ 16,113	$ 7,496

Condensed Consolidated Statement of Operations for the Fiscal Year Ended April 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 505,634	$ 5,546	$ 16,583	$ (3,825)	$ 523,938
Service revenues	53,701	215,267	10,994	(1,694)	278,268
Total revenues	559,335	220,813	27,577	(5,519)	802,206
Operating expenses:					
Cost of product revenues	375,635	8,228	9,426	(3,344)	389,945
Cost of service revenues	34,339	121,024	6,926	(1,666)	160,623
Selling, general and administrative	104,235	50,946	9,123	(39)	164,265
Independent research and development	27,807	—	924	(20)	28,711
Amortization of acquired intangible assets	4,672	12,954	1,783	—	19,409
Income (loss) from operations	12,647	27,661	(605)	(450)	39,253
Other income (expense):					
Interest income	687	—	9	(373)	323
Interest expense	(3,103)	(49)	(375)	373	(3,154)
Income (loss) before income taxes	10,231	27,612	(971)	(450)	36,422
Provision for (benefit from) income taxes	(10,188)	10,325	353	(492)	(2)
Equity in net income (loss) of consolidated subsidiaries	15,654	—	—	(15,654)	—
Net income (loss)	36,073	17,287	(1,324)	(15,612)	36,424
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	309	309
Net income (loss) attributable to ViaSat, Inc.	$ 36,073	$ 17,287	$ (1,324)	$ (15,921)	$ 36,115

Condensed Consolidated Statement of Operations for the Fiscal Year Ended April 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 581,911	$ 907	$ 4,065	$ (2,809)	$ 584,074
Service revenues	34,986	62,499	7,010	(489)	104,006
Total revenues	616,897	63,406	11,075	(3,298)	688,080
Operating expenses:					
Cost of product revenues	405,624	960	3,851	(1,909)	408,526
Cost of service revenues	23,070	36,937	7,316	(493)	66,830
Selling, general and administrative	109,931	20,957	2,013	(6)	132,895
Independent research and development	26,961	2	362	—	27,325
Amortization of acquired intangible assets	5,178	3,778	538	—	9,494
Income (loss) from operations	46,133	772	(3,005)	(890)	43,010
Other income (expense):					
Interest income	658	3	12	(52)	621
Interest expense	(7,354)	—	(52)	52	(7,354)
Income (loss) before income taxes	39,437	775	(3,045)	(890)	36,277
Provision for (benefit from) income taxes	5,113	308	17	—	5,438
Equity in net income (loss) of consolidated subsidiaries	(2,300)	—	—	2,300	—
Net income (loss)	32,024	467	(3,062)	1,410	30,839
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	(297)	(297)
Net income (loss) attributable to ViaSat, Inc.	$ 32,024	$ 467	$ (3,062)	$ 1,707	$ 31,136

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended March 30, 2012

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) operating activities	$ 64,191	$ 71,869	$ 7,350	$ (1,961)	$ 141,449
Cash flows from investing activities:					
Purchase of property, equipment and satellites, net	(156,874)	(46,922)	(3,138)	1,961	(204,973)
Cash paid for patents, licenses and other assets	(23,993)	—	(56)	—	(24,049)
Long-term intercompany notes and investments	2,849	—	—	(2,849)	—
Net cash provided by (used in) investing activities	(178,018)	(46,922)	(3,194)	(888)	(229,022)
Cash flows from financing activities:					
Proceeds from line of credit borrowings	130,000	—	—	—	130,000
Payments on line of credit	(190,000)	—	—	—	(190,000)
Proceeds from issuance of Senior Notes	275,000	—	—	—	275,000
Payment of debt issuance costs	(5,706)	—	—	—	(5,706)
Proceeds from issuance of common stock under equity plans	19,341	—	—	—	19,341
Purchase of common stock in treasury	(7,451)	—	—	—	(7,451)
Payments on capital lease	(116)	(948)	—	—	(1,064)
Payments on estimated satellite performance incentives obligation	(322)	—	—	—	(322)
Long-term intercompany financing	31,160	(31,160)	(2,849)	2,849	—
Net cash provided by (used in) financing activities	251,906	(32,108)	(2,849)	2,849	219,798
Effect of exchange rate changes on cash	—	—	(132)	—	(132)
Net increase (decrease) in cash and cash equivalents	138,079	(7,161)	1,175	—	132,093
Cash and cash equivalents at beginning of fiscal year	24,347	7,600	8,543	—	40,490
Cash and cash equivalents at end of fiscal year	$ 162,426	$ 439	$ 9,718	$ —	$ 172,583

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended April 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 57,877	$ 112,029	$ (19)	$ (270)	$ 169,617
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchase of property, equipment and satellites, net	(152,416)	(54,126)	(2,013)	270	(208,285)
Cash paid for patents, licenses and other assets	(15,942)	—	(44)	—	(15,986)
Payments related to acquisition of businesses, net of cash acquired	(14,203)	—	747	—	(13,456)
Long-term intercompany notes and investments	(726)	100	1,731	(1,105)	—
Net cash provided by (used in) investing activities	(183,287)	(54,026)	421	(835)	(237,727)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from line of credit borrowings	40,000	—	—	—	40,000
Payments on line of credit	(40,000)	—	—	—	(40,000)
Payment of debt issuance costs	(2,775)	—	—	—	(2,775)
Proceeds from issuance of common stock under equity plans	26,398	—	—	—	26,398
Purchase of common stock in treasury	(5,880)	—	—	—	(5,880)
Incremental tax benefits from stock-based compensation	867	—	—	—	867
Long-term intercompany financing	64,889	(66,619)	625	1,105	—
Net cash provided by (used in) financing activities	83,499	(66,619)	625	1,105	18,610
Effect of exchange rate changes on cash	—	—	359	—	359
Net increase (decrease) in cash and cash equivalents	(41,911)	(8,616)	1,386	—	(49,141)
Cash and cash equivalents at beginning of fiscal year	66,258	16,216	7,157	—	89,631
Cash and cash equivalents at end of fiscal year	$ 24,347	$ 7,600	$ 8,543	$ —	$ 40,490

Condensed Consolidated Statement of Cash Flows for the Fiscal Year Ended April 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net cash provided by (used in) operating activities	$ 74,032	$ 40,671	$ (1,238)	$ (919)	$ 112,546
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchase of property, equipment and satellites, net	(121,497)	(10,075)	(3,890)	919	(134,543)
Cash paid for patents, licenses and other assets	(13,709)	—	(87)	—	(13,796)
Payments related to acquisition of businesses, net of cash acquired	(442,700)	64,336	377	—	(377,987)
Change in restricted cash, net	(31)	7,329	—	—	7,298
Long-term intercompany notes and investments	(5,114)	—	691	4,423	—
Net cash provided by (used in) investing activities	(583,051)	61,590	(2,909)	5,342	(519,028)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from line of credit borrowings	263,000	—	—	—	263,000
Payments on line of credit	(203,000)	—	—	—	(203,000)
Proceeds from issuance of Senior Notes, net of discount	271,582	—	—	—	271,582
Payment of debt issuance costs	(12,781)	—	—	—	(12,781)
Proceeds from issuance of common stock under equity plans	23,085	—	—	—	23,085
Proceeds from common stock issued under public offering, net of issuance costs	100,533	—	—	—	100,533
Purchase of common stock in treasury	(10,326)	—	—	—	(10,326)
Intercompany long-term financing	85,354	(86,045)	5,114	(4,423)	—
Net cash provided by (used in) financing activities	517,447	(86,045)	5,114	(4,423)	432,093
Effect of exchange rate changes on cash	—	—	529	—	529
Net increase (decrease) in cash and cash equivalents	8,428	16,216	1,496	—	26,140
Cash and cash equivalents at beginning of fiscal year	57,830	—	5,661	—	63,491
Cash and cash equivalents at end of fiscal year	$ 66,258	$ 16,216	$ 7,157	$ —	$ 89,631

VALUATION AND QUALIFYING ACCOUNTS

For the Three Fiscal Years Ended March 30, 2012

Date	Allowance for Doubtful Accounts (In thousands)
Balance, April 3, 2009	$ 362
Charged (credited) to costs and expenses	416
Deductions	(239)
Balance, April 2, 2010	$ 539
Charged (credited) to costs and expenses	813
Deductions	(859)
Balance, April 1, 2011	$ 493
Charged (credited) to costs and expenses	1,194
Deductions	(690)
Balance, March 30, 2012	$ 997

Date	Deferred Tax Asset Valuation Allowance (In thousands)
Balance, April 3, 2009	$ 2,062
Charged (credited) to costs and expenses	1,306
Charged (credited) to goodwill*	9,706
Deductions	—
Balance, April 2, 2010	$ 13,074
Charged (credited) to costs and expenses	1,445
Charged (credited) to goodwill*	(1,848)
Deductions	—
Balance, April 1, 2011	$ 12,671
Charged (credited) to costs and expenses	2,024
Deductions	—
Balance, March 30, 2012	$ 14,695

* Related to the acquisition of WildBlue

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
FISCAL 2011		
First Quarter	$ 36.74	$ 30.60
Second Quarter	41.81	31.00
Third Quarter	44.88	38.40
Fourth Quarter	46.00	37.50
FISCAL 2012		
First Quarter	$ 44.47	$ 37.12
Second Quarter	46.17	31.18
Third Quarter	49.16	31.57
Fourth Quarter	49.80	43.50

As of May 16, 2012, there were approximately 1,351 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

PERFORMANCE GRAPH

The following graph shows the value of an investment of $100 in cash on March 30, 2007 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance Graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of ViaSat, except to the extent that ViaSat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.



$175
$150
$125
$100
$75
$50
$25
$0
MAR 30 2007
JUN 29 2007
SEP 28 2007
DEC 28 2007
MAR 28 2008
JUN 27 2008
OCT 3 2008
JAN 2 2009
APR 3 2009
JUL 3 2009
OCT 2 2009
JAN 1 2010
APR 2 2010
JUL 2 2010
OCT 1 2010
DEC 31 2010
APR 1 2011
JUL 1 2011
SEP 30 2011
DEC 30 2011
MAR 30 2012
VIASAT, INC.
NASDAQ TELECOM
NASDAQ COMPOSITE
S&P 600 SMALLCAP

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement ViaSat's consolidated financial statements presented in accordance with GAAP, ViaSat uses Adjusted EBITDA, a measure ViaSat believes is appropriate to enhance an overall understanding of ViaSat's past financial performance and prospects for the future. Adjusted EBITDA represents net income (loss) attributable to ViaSat, Inc. before interest, taxes, depreciation and amortization, adjusted to exclude the effects of non-cash stock-based compensation expenses and acquisition-related expenses. We believe Adjusted EBITDA provides useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to the company's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the table "An Itemized Reconciliation Between Net Income Attributable to ViaSat, Inc. and Adjusted EBITDA" contained in this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future growth and revenues from our products; future economic conditions and performance; anticipated performance of products or services; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include: our ability to successfully implement our business plan for our broadband satellite services on our anticipated timeline or at all; negative audits by the U.S. government; continued turmoil in global business environment and economic conditions; delays in approving U.S. government budgets and cuts in government defense expenditures; our reliance on U.S. government contracts, and on a small number of contracts which account for a significant percentage of our revenues; our ability to successfully develop, introduce and sell new technologies, products and services; reduced demand for products as a result of continued constraints on capital spending by customers; changes in relationships with, or the financial condition of, key customers or suppliers; our reliance on a limited number of third parties to manufacture and supply our products; increased competition and other factors affecting the communications and defense industries generally; the effect of adverse regulatory changes on our ability to sell products and services; our level of indebtedness and ability to comply with applicable debt covenants; our involvement in litigation, including intellectual property claims and litigation to protect our proprietary technology; our dependence on a limited number of key employees; and other factors listed in our most recent reports on Form 10-K, 10-Q and 8-K and our other filings with the SEC. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MARK DANKBERG
Chairman of the Board and
Chief Executive Officer
ViaSat, Inc.

DR. ROBERT JOHNSON
Venture Capital Investor

ALLEN LAY
Private Investor

DR. JEFFREY NASH
Private Investor

JOHN STENBIT
Private Consultant

HARVEY WHITE
Chairman (SHW)2 Enterprises

EXECUTIVE OFFICERS

MARK DANKBERG
Chairman of the Board and Chief Executive Officer

RICHARD BALDRIDGE
President and Chief Operating Officer

SHAWN DUFFY
Vice President, Corporate Controller and
Chief Accounting Officer

STEPHEN ESTES
Vice President — Government Systems and
Human Resources

KEVIN HARKENRIDER
Senior Vice President — Broadband Services

STEVEN HART
Vice President and Chief Technical Officer

KEVEN LIPPERT
Vice President, General Counsel and Secretary

MARK MILLER
Vice President and Chief Technical Officer

THOMAS MOORE
Senior Vice President

RONALD WANGERIN
Vice President and Chief Financial Officer

JOHN ZLOGAR
Vice President — Commercial Networks

ANNUAL MEETING

The 2012 Annual Meeting will be held at
ViaSat's headquarters, located at
6155 El Camino Real, Founders Hall
Carlsbad, California 92009
on September 20, 2012 at 8:30 a.m. Pacific Time.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS LLP
5375 Mira Sorrento Place, Suite 300
San Diego, California 92121

GENERAL LEGAL COUNSEL

LATHAM & WATKINS LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES
P.O. Box 43078
Providence, Rhode Island 02940-3078
+1 312-588-4162
web.queries@computershare.com
www-us.computershare.com

INVESTOR RELATIONS

For investor information, financial information, SEC filings and other useful information, visit our website at www.viasat.com. To obtain a printed copy of our Form 10-K without charge, or to receive additional copies of this Annual Report or other financial information, please contact our Investor Relations department at:

VIASAT, INC.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com



ViaSat®

6155 EL CAMINO REAL, CARLSBAD, CA 92009 | **TEL** 760.476.2200 | **FAX** 760.929.3941 | **WEB** WWW.VIASAT.COM